Filed with the Securities and Exchange Commission on October 22, 2012

Registration No. 333-______

Investment Company Act No. 811-07975

SECURITIES AND EXCHANGE COMMISSION

 WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. ____                                                                                                                                 [_]

Post-Effective Amendment No. ____                                                                                                                                [_]

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 124                                                                                                                                                           [X]

PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM

VARIABLE ANNUITY ACCOUNT

 (Exact Name of Registrant)

PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

 (Name of Depositor)

213 WASHINGTON STREET

NEWARK, NEW JERSEY 07102-2992

 (973) 802-7333

(Address and telephone number of depositor's principal executive offices)

SUN-JIN MOON, ESQ.

PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

213 WASHINGTON STREET

NEWARK, NEW JERSEY 07102-2992

 (973) 802-6000

(Name, address and telephone number of agent for service)

COPIES TO:

LYNN K. STONE

VICE PRESIDENT

PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

213 WASHINGTON STREET

NEWARK, NJ 07102-2992

 (203) 402-1382

Approximate Date of Proposed Sale to the Public: As soon as practicable after effectiveness of the registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered:  Interests in a separate account issued through variable annuity contracts.

PRUCO LIFE INSURANCE COMPANY of New Jersey
A Prudential Financial Company
751 Broad Street, Newark, NJ 07102-3777

PRUDENTIAL DEFINED INCOME (PDI) VARIABLE ANNUITY

Flexible Premium Deferred Annuity
PROSPECTUS: _______, 20__

This prospectus describes a flexible premium deferred annuity (the “Annuity”) offered by Pruco Life Insurance Company of New Jersey (“Pruco Life of New Jersey”, “we”, “our”, or “us”). The Annuity will be offered as an individual annuity contract. Financial Professionals may be compensated for the sale of the Annuity. Selling broker-dealer firms through which the Annuity is sold may impose restrictions (e.g., maximum issue age).  Please speak to your Financial Professional for further details. The guarantees provided by the benefits are the obligations of and subject to the claims paying ability of Pruco Life of New Jersey. Certain terms are capitalized in this prospectus. Those terms are either defined in the Glossary of Terms or in the context of the particular section.

THE SUB-ACCOUNT
The Pruco Life of New Jersey Flexible Premium Variable Annuity Account is a Separate Account of Pruco Life of New Jersey, and is the investment vehicle in which your Purchase Payments invested in the Sub-account are held.  Currently only one Sub-account is available under the Annuity.  The Sub-account offered in connection with the Annuity of the Pruco Life of New Jersey Flexible Premium Variable Annuity Account invests in the [Bond Portfolio] (“Portfolio”), a series of the Advanced Series Trust mutual fund.

PLEASE READ THIS PROSPECTUS
This prospectus sets forth information about the Annuity that you ought to know before investing. Please read this prospectus and the current prospectus for the underlying mutual fund. Keep them for future reference. If you are purchasing the Annuity as a replacement for an existing variable annuity or variable life coverage, or a fixed insurance policy, you should consider any surrender or penalty charges you may incur and any benefits you may also be forfeiting when replacing your existing coverage and that this Annuity may be subject to a Contingent Deferred Sales Charge if you elect to surrender the Annuity or take a partial withdrawal. You should consider your need to access the Annuity’s Account Value and whether the Annuity’s liquidity features will satisfy that need. Please note that if you are investing in this Annuity through a tax-advantaged retirement plan (such as an Individual Retirement Account or 401(k) plan), you will get no additional tax advantage through the Annuity itself.

AVAILABLE INFORMATION
We have also filed a Statement of Additional Information dated the same date as this prospectus that is available from us, without charge, upon your request. The contents of the Statement of Additional Information are described at the end of this prospectus – see Table of Contents. The Statement of Additional Information is incorporated by reference into this prospectus. This prospectus is part of the registration statement we filed with the SEC regarding this offering. Additional information on us and this offering is available in the registration statement and the exhibits thereto. You may review and obtain copies of these materials at no cost to you by contacting us. These documents, as well as documents incorporated by reference, may also be obtained through the SEC’s Internet Website (www.sec.gov) for this registration statement as well as for other registrants that file electronically with the SEC. Please see the section of this prospectus entitled “How to Contact Us” for our Service Office address.

The annuity is NOT a deposit or obligation of, or issued, guaranteed or endorsed by, any bank, is NOT insured or guaranteed by the U.S. government, the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board or any other agency. An investment in an annuity involves investment risks, including possible loss of value.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

PRUDENTIAL, PRUDENTIAL FINANCIAL, PRUDENTIAL ANNUITIES AND THE ROCK LOGO ARE SERVICEMARKS OF THE PRUDENTIAL INSURANCE COMPANY OF AMERICA AND ITS AFFILIATES. OTHER PROPRIETARY PRUDENTIAL MARKS MAY BE DESIGNATED AS SUCH THROUGH USE OF THE SM OR ® SYMBOLS.

FOR FURTHER INFORMATION CALL: 1-888-PRU-2888 OR GO TO OUR WEBSITE AT HTTP://WWW.PRUDENTIALANNUITIES.COM
Prospectus dated: ___________, 20_____                           Statement of Additional Information dated: __________, 20____
PLEASE SEE OUR IRA, ROTH IRA AND FINANCIAL DISCLOSURE STATEMENTS
ATTACHED TO THE BACK COVER OF THIS PROSPECTUS.

INVESTMENT OPTION
Advanced Series Trust
[Bond Portfolio]

CONTENTS

GLOSSARY OF TERMS………………………………………………………………………………………………………..

SUMMARY OF CONTRACT FEES AND CHARGES………………………………………………………………………

EXPENSE EXAMPLES………………………………………………………………………………………………………..

SUMMARY……………………………………………………………………………………………………………………..

INVESTMENT OPTION……………………………………………………………………………………………………….

DEFINED INCOME BENEFIT.....................................................................................................................................................

PURCHASING YOUR ANNUITY…………………………………………………………………………………………….

REQUIREMENTS FOR PURCHASING THE ANNUITY………………………………………………………….
SETTING UP YOUR ANNUITY…………………………………………………………………………………….
RIGHT TO CANCEL…………………………………………………………………………………………………
SCHEDULED PAYMENTS DIRECTLY FROM A BANK ACCOUNT……………………………………………
SALARY REDUCTION PROGRAMS……………………………………………………………………………….

MANAGING YOUR ANNUITY…………………………………………………………………………………………………

CHANGE OF OWNER, ANNUITANT AND BENEFICIARY DESIGNATIONS…………………………………….

MANAGING YOUR ACCOUNT VALUE……………………………………………………………………………………..

FINANCIAL PROFESSIONAL PERMISSION TO FORWARD TRANSACTION INSTRUCTIONS

ACCESS TO YOUR ACCOUNT VALUE………………………………………………………………………………………

TYPES OF DISTRIBUTIONS AVAILABLE TO YOU………………………………………………………………..
SYSTEMATIC WITHDRAWALS FROM YOUR ANNUITY DURING THE ACCUMULATION PERIOD………
SYSTEMATIC WITHDRAWALS UNDER SECTIONS 72(t)/72(q) OF THE INTERNAL REVENUE CODE………
REQUIRED MINIMUM DISTRIBUTIONS…………………………………………………………………………..

SURRENDERS…………………………………………………………………………………………………………………..

SURRENDER VALUE…………………………………………………………………………………………………
MEDICALLY-RELATED SURRENDERS…………………………………………………………………………….

ANNUITY OPTIONS...................................................................................................................................................................

DEATH BENEFIT……………………………………………………………………………………………………………….

DEATH BENEFIT UNDER THE DEFINED INCOME BENEFIT……………………………………………………
DEATH BENEFIT UPON TERMINATION OF THE DEFINED INCOME BENEFIT………………………………
GENERAL DEATH BENEFIT PROVISIONS………………………………………………………………………..
SPOUSAL CONTINUATION OF YOUR ANNUITY…………………………………………………………………
PAYMENT OF DEATH BENEFITS……………………………………………………………………………………

FEES, CHARGES AND DEDUCTIONS………………………………………………………………………………………..

ANNUITY PAYMENT OPTION CHARGES………………………………………………………………………….
EXCEPTIONS/REDUCTIONS TO FEES AND CHARGES…………………………………………………………..

VALUING YOUR INVESTMENT……………………………………………………………………………………………...

VALUING THE SUB-ACCOUNT……………………………………………………………………………………..
PROCESSING AND VALUING TRANSACTIONS………………………………………………………………….

TAX CONSIDERATIONS………………………………………………………………………………………………………..

OTHER INFORMATION…………………………………………………………………………………………………………

PRUCO LIFE OF NEW JERSEYAND THE SEPARATE ACCOUNT………………………………………………..
LEGAL STRUCTURE OF THE UNDERLYING FUND………………………………………………………………
DISTRIBUTION OF ANNUITIES OFFERED BY PRUCO LIFE OF NEW JERSEY…………………………………..
FINANCIAL STATEMENTS………………………………………………………………………………………….
INDEMNIFICATION………………………………………………………………………………………………….
LEGAL PROCEEDINGS………………………………………………………………………………………………
CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION…………………………………………
HOW TO CONTACT US………………………………………………………………………………………………

APPENDIX A – ACCUMULATION UNIT VALUES..............................................................................................................

APPENDIX B - DEFINED INCOME BENEFIT CALCULATIONS .........................................................................................

GLOSSARY OF TERMS

We set forth here definitions of some of the key terms used throughout this prospectus. In addition to the definitions here, we also define certain terms in the section of the prospectus that uses such terms.

Account Value: The total value of all allocations to the Sub-account on any Valuation Day.

Accumulation Period: The period of time from the Issue Date through the last Valuation Day immediately preceding the Annuity Date.

Annuitant: The natural person upon whose life annuity payments made to the Owner are based.

Annuitization: Annuitization is the process by which you “annuitize” your Account Value. When you annuitize, we apply the Account Value to one of the available annuity options to begin making periodic payments to the Owner.

Annuity Date: The date on which we apply your Account Value to the applicable annuity option and begin the payout period. As discussed in the Annuity Options section, there is an age by which you must begin receiving annuity payments, which we call the “Latest Annuity Date.”

Annuity Year: The first Annuity Year begins on the Issue Date and continues through and includes the day immediately preceding the first anniversary of the Issue Date. Subsequent Annuity Years begin on the anniversary of the Issue Date and continue through and include the day immediately preceding the next anniversary of the Issue Date.

Beneficiary(ies): The natural person(s) or entity(ies) designated as the recipient(s) of the Death Benefit or to whom any remaining period certain payments may be paid in accordance with the annuity payout options section of this Annuity.

Code: The Internal Revenue Code of 1986, as amended from time to time and the regulations promulgated thereunder.

Contingent Deferred Sales Charge (CDSC): This is a sales charge that may be deducted when you make a surrender or take a partial withdrawal from your Annuity. We refer to this as a “contingent” charge because it is imposed only if you surrender or take a withdrawal from your Annuity. The charge is a percentage of each applicable Purchase Payment that is being surrendered or withdrawn.

Due Proof of Death: Due Proof of Death is satisfied when we receive all of the following in Good Order: (a) a death certificate or similar documentation acceptable to us; (b) all representations we require or which are mandated by applicable law or regulation in relation to the death claim and the payment of death proceeds; and (c) any applicable election of the method of payment of the Death Benefit, if not previously elected by the Owner, by at least one Beneficiary.

Free Look: The right to examine your Annuity, during a limited period of time, to decide if you want to keep it or cancel it. The length of this time period, and the amount of refund, depends on applicable law and thus may vary. In addition, there is a different Free Look period that applies if your Annuity is held within an IRA. In your Annuity contract, your Free Look right is referred to as your “Right to Cancel.”

First Death: The first of the Spousal Designated Lives to die, provided they are each other’s spouse at that time.

Good Order: Good Order is the standard that we apply when we determine whether an instruction is satisfactory. An instruction will be considered in Good Order if it is received at our Service Office: (a) in a manner that is satisfactory to us such that it is sufficiently complete and clear that we do not need to exercise any discretion to follow such instruction and complies with all relevant laws and regulations; (b) on specific forms, or by other means we then permit (such as via telephone or electronic submission); and/or (c) with any signatures and dates as we may require. We will notify you if an instruction is not in Good Order.

Guaranteed Income Amount (GIA): [To be filed by amendment.]

Income Growth Rate: [To be filed by amendment.]

Income Percentage: A percentage based on the attained age of the Single Designated Life, or the younger of the Spousal Designated Lives on the date each Purchase Payment is allocated to the annuity.  The Income Percentage is used to determine the Guaranteed Income Amount associated with each Purchase Payment when it is allocated to the Annuity. The income percentages are set at contract issue and will not change for the life of your contract.

Investment Option: The Sub-account as of any given time to which Account Value may be allocated.

Issue Date: The effective date of your Annuity.

Lifetime Withdrawal: Any withdrawal of assets from your Annuity that you do not designate as a Non-Lifetime Withdrawal.  Once you have taken your first Lifetime Withdrawal from the Annuity, all further withdrawals will be deemed to be Lifetime Withdrawals.

Owner: With an Annuity issued as an individual annuity contract, the Owner is either an eligible entity or person named as having ownership rights in relation to the Annuity.

Purchase Payment: A cash consideration in currency of the United States of America given to us in exchange for the rights, privileges, and benefits of the Annuity.

Non-Lifetime Withdrawal:  A withdrawal of assets from your Annuity that you elect and designate as such by you.

Remaining Designated Life: A natural person who must have been listed as one of the Spousal Designated Lives on the Issue Date. A Spousal Designated Life will become the Remaining Designated Life upon the earlier of the First Death, provided that they are each other’s spouses at that time, or divorce from the other Spousal Designated Life while the Defined Income Benefit is in effect.

Service Office: The place to which all requests and payments regarding the Annuity are to be sent. We may change the address of the Service Office at any time, and will notify you in advance of any such change of address. Please see the section of this prospectus entitled “How to Contact Us” for the Service Office address.

Separate Account: Referred to as the “Variable Separate Account” in your Annuity, this is the variable Separate Account(s) shown in the Annuity.

Single Designated Life: The natural person who is the measuring life for the Defined Income Benefit that is designated at purchase of the annuity and cannot be changed for the life of the contract.

Spousal Designated Lives: The natural persons who are the measuring lives for the Defined Income Benefit that are designated at purchase of the annuity and cannot be changed for the life of the contract.

Sub-Account: A division of the Separate Account.

Surrender Value: The Account Value, less any applicable CDSC, any applicable tax charges, and any Annual Maintenance Fee.

Unit: A share of participation in the Sub-account used to calculate your Account Value prior to the Annuity Date.

Valuation Day: Every day the New York Stock Exchange is open for trading or any other day the Securities and Exchange Commission requires mutual funds or unit investment trusts to be valued.

we, us, our: Pruco Life Insurance Company of New Jersey.

you, your: The Owner(s) shown in the Annuity.

SUMMARY OF CONTRACT FEES AND CHARGES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Annuity.
The first table describes the fees and expenses that you will pay at the time you surrender the Annuity, or take a partial withdrawal.

ANNUITY OWNER TRANSACTION EXPENSES

CONTINGENT DEFERRED SALES CHARGE1

Age of Purchase Payment Being Withdrawn	Percentage Applied Against Purchase Payment being Withdrawn
Less than 1 year old	7.0%
1 year old or older, but not yet 2 years old	7.0%
2 year old or older, but not yet 3 years old	6.0%
3 year old or older, but not yet 4 years old	6.0%
4 year old or older, but not yet 5 years old	5.0%
5 year old or older, but not yet 6 years old	5.0%
6 year old or older, but not yet 7 years old	5.0%
7 years old or older	0.0%

1 The years referenced in the above CDSC tables refer to the length of time since a Purchase Payment was made (i.e., the age of the Purchase Payment). Contingent Deferred Sales Charges are applied against the Purchase Payment(s) being withdrawn. Thus, the appropriate percentage is multiplied by the Purchase Payment(s) being withdrawn to determine the amount of the CDSC.   Purchase Payments are withdrawn on a "first-in, first-out" basis.

The following table provides a summary of the periodic fees and charges you will pay while you own your Annuity, excluding the underlying portfolio annual expenses. These fees and charges are described in more detail within this prospectus.

--------------------------------------------------------------------------------
                PERIODIC FEES AND CHARGES
-------------------------------------------------------------------------------
    FEE/CHARGE
ANNUAL MAINTENANCE    Lesser of $50 or 2% of  Account Value
FEE2

---------------------------------------------------------------------------
            ANNUALIZED INSURANCE FEES/CHARGES

(assessed daily as a percentage of the net assets of the Sub-account)
---------------------------------------------------------------------------
     FEE/CHARGE

Mortality & Expense Risk Charge                                                                                                                     0.85%
Administration Charge                                                                                                                                         0.15%
Current Defined Income Benefit Charge                                                                                                           [to be filed by amendment]

CURRENT TOTAL INSURANCE CHARGE3                                                                                                    [to be filed by amendment]

Maximum Defined Income Benefit Charge4                                                                                                      [to be filed by amendment]

MAXIMUM TOTAL INSURANCE CHARGE4                                                                                                   [to be filed by amendment]

---------------------------------------------------------------------------

2 Assessed annually on the Annuity's anniversary date or upon surrender. Only applicable if the sum of the Purchase Payments at the time the fee is due is less than $100,000.

3 The Insurance Charge has three components: (1) a Mortality & Expense Risk Charge (2) an Administration Charge, and (3) a Defined Income Benefit Charge.  The Defined Income Benefit is neither optional nor revocable.  However, if the Defined Income Benefit terminates according to the terms of the benefit, then the Defined Income Benefit Charge component of the Insurance Charge will no longer be assessed.

4 The Defined Income Benefit Charge may be increased one or more times on or after the 5th anniversary of the Issue Date up to the maximum annual rate of [to be filed by amendment]. We will notify you in advance of any change to the charge.

The following are the total annual expenses for the underlying mutual fund (“Portfolio”) as of December 31, 20__.  The “Total Annual Portfolio Operating Expenses” reflect the combination of the underlying Portfolio’s investment management fee, other expenses, any 12b-1 fees, and certain other expenses. Each figure is stated as a percentage of the underlying Portfolio’s average daily net assets.

See the prospectus or statement of additional information of the underlying Portfolio for further details. The current prospectus and statement of additional information for the underlying Portfolio can be obtained by calling 1-888-PRU-2888.

----------------------------------------------------------------------------------------------------------------------------------
                                        UNDERLYING MUTUAL FUND PORTFOLIO ANNUAL EXPENSES
               (as a percentage of the average net assets of the underlying Portfolio)
----------------------------------------------------------------------------------------------------------------------------------
                                    [As of December 31, 20__]
                            -------------------------------------------------------------------------------------------
UNDERLYING                                                                                                                                                                                                                   Total
        PORTFOLIO                                                                                                                                       Broker Fees             Acquired                Annual             Contractual
                                                                                                                                                  Dividend  and  Expenses            Portfolio               Portfolio             Fee Waiver
                                                   Management             Other                    Distribution    Expense on   on Short                Fees &                   Operating                or Expense
                                                         Fees                     Expenses1              (12b-1) Fees    Short Sales       Sales                  Expenses               Expenses          Reimbursement
------------------------------------------------------------------------------------------------------------------------
ADVANCED SERIES TRUST
 [BOND PORTFOLIO]
                                                        -----%                         -----%                        -----%                 -----%              -----%                  -----%     ----%      -----% [TO BE FILED BY AMEBNDMENT]

1 The underlying Portfolio’s “Other Expenses” are based on estimated amounts for the current fiscal year.

EXPENSE EXAMPLES

These examples are intended to help you compare the cost of investing in one Pruco Life of New Jersey Annuity with the cost of investing in other Pruco Life of New Jersey Annuities and/or other variable annuities. Below are examples showing what you would pay cumulatively in expenses at the end of the stated time periods had you invested $10,000 in the Annuity and your investment has a 5% return each year. The examples reflect the following fees and charges as described in “Summary of Contract Fees and Charges.”

•	Insurance Charge
•	Contingent Deferred Sales Charge (if applicable)
•	Annual Maintenance Fee

The examples also assume the following for the period shown:
•	Investment of Account Value in the Sub-account, with the gross total operating expenses remaining the same each year
•	For each charge, we deduct the maximum charge rather than the current charge
•	You make no withdrawals of Account Value
•	No tax charge applies

Amounts shown in the examples are rounded to the nearest dollar.

THE EXAMPLES ARE ILLUSTRATIVE ONLY. THEY SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OF THE UNDERLYING PORTFOLIO.

Expense Examples are provided as follows:

If you surrender your annuity at the end of the applicable time period:

[examples to be provided by amendment]

1 yr	3 yrs	5 yrs	10 yrs

If you do not surrender your Annuity, or if you annuitize your Annuity:

1 yr	3 yrs	5 yrs	10 yrs

SUMMARY

This Summary describes key features of the Annuity offered in this prospectus. It is intended to give you an overview, and to point you to sections of the prospectus that provide greater detail. You should not rely on the Summary alone for all the information you need to know before purchasing the Annuity. You should read the entire prospectus for a complete description of the Annuity. Your Financial Professional can also help you if you have questions.

The Annuity: The variable annuity contract issued by Pruco Life of New Jersey is a contract between you, the Owner, and Pruco Life of New Jersey, an insurance company. It is designed for retirement purposes, or other long-term investing, to help you save money for retirement, on a tax deferred basis, and provide income during your retirement. Although this prospectus describes key features of the variable annuity contract, the prospectus is a distinct document, and is not part of the contract.

Investing in a variable annuity involves risk and you can lose your money. On the other hand, investing in a variable annuity can provide you with the opportunity to grow your money through participation in an “underlying” mutual fund.

Generally speaking, variable annuities are investments designed to be held for the long term.  Working with your Financial Professional, you should carefully consider whether a variable annuity is appropriate for you, given your life expectancy, need for income, and other pertinent factors.

Investment Option: The [Bond] Sub-account is the only Investment Option available under the Annuity.  The Sub-account invests in the [Bond Portfolio,] an underlying mutual fund of Advanced Series Trust. The underlying mutual fund is described in its own prospectus, which you should read before investing. There is no assurance that the Investment Option will meet its investment objective.

Please see “Investment Option” and “Managing Your Account Value” for information.

Living Benefit: The Defined Income Benefit is a guaranteed lifetime withdrawal benefit, under which, subject to the terms of the benefit, we guarantee the ability to take a certain annual withdrawal amount until the death of a certain designated life (or lives) regardless of the impact of Sub-account performance on the Account Value, subject to our rules regarding the timing and amount of withdrawals.  This benefit also provides for a death benefit equal to the greater of the Account Value and the Return of Purchase Payments Amount, subject to its terms.

While the Defined Income Benefit is in effect, a change in the Owner/Annuitant designations may cause the Defined Income Benefit to terminate, and you would lose all associated benefits.  You should not purchase the Annuity if you anticipate changing the Owner/Annuitant designations.  Please see “Change of Owner, Annuitant and Beneficiary Designations” and “Termination of Benefits” for information.

Purchase: Your eligibility to purchase is based on your age and the amount of your initial Purchase Payment. See your Financial Professional to complete an application.

Minimum Age for Initial Purchase	Maximum Age for Initial Purchase	Minimum Initial Purchase Payment
[To be filed by amendment]	85	$25,000

The "Minimum Age for Initial Purchase" applies to the age of the Designated Life or youngest age of the Spousal Designated Lives, and the “Maximum Age for Initial Purchase” applies to the age of the Designated Life or oldest of the Spousal Designated Lives as of the day we would issue the Annuity. If the Annuity is to be owned by an entity, the maximum age applies to the Annuitant as of the day we would issue the Annuity. After you purchase your Annuity, you will have a limited period of time during which you may cancel (or “Free Look”) the purchase of your Annuity. Your request for a Free Look must be received in Good Order.

Please see “Requirements for Purchasing One of the Annuities” for more detail.

Access To Your Money: You can receive income by taking withdrawals or electing annuity payments. Please note that withdrawals may be subject to tax, and may be subject to a Contingent Deferred Sales Charge (discussed below).

You may elect to receive income through annuity payments over your lifetime, also called “Annuitization”. If you elect to receive annuity payments, you convert your Account Value into a stream of future payments. This means you no longer have an Account Value and therefore cannot make withdrawals. We offer different types of annuity options to meet your needs.

Please see “Access to Account Value” and “Annuity Options” for more information.

Death Benefit: During the Accumulation Period, you may name a Beneficiary to receive the proceeds of your Annuity upon your death provided you still have an Account Value. Your Death Benefit must be distributed within the time period required by the tax laws.

Please see “Death Benefit” for more information

Fees and Charges: The Annuity, including the living benefit, is subject to certain fees and charges, as discussed in the “Summary of Contract Fees and Charges” table in the prospectus. In addition, there are fees and expenses of the underlying Portfolio.

What does it mean that your Annuity is “tax deferred”? Variable annuities are “tax deferred”, meaning you pay no taxes on any earnings from your Annuity until you withdraw the money.  When you take your money out of the Annuity, however, you will be taxed on the earnings at ordinary income tax rates. If you withdraw money before you reach age 59½, you also may be subject to a 10% federal tax penalty.

You may also purchase our Annuity as a tax-qualified retirement investment such as an IRA, SEP-IRA, Roth IRA, 401(a) plan, or non-ERISA 403(b) plan. Although there is no additional tax advantage to a variable annuity purchased through one of these plans, the Annuity has features and benefits other than tax deferral that may make it an important investment for a qualified plan. You should consult your tax advisor regarding these features and benefits prior to purchasing a contract for use with a tax-qualified plan.

Other Information: Please see the section entitled “Other Information” for more information about the Annuity, including legal information about Pruco Life of New Jersey, the Separate Account, and underlying fund.

INVESTMENT OPTION

The [Bond] Sub-account is the only Investment Option available under the Annuity.  The Sub-account invests in the underlying Portfolio whose share price generally fluctuates each Valuation Day. You bear the investment risk for amounts allocated to the Sub-account.  If in the future we make two or more Investment Options available under the Annuity, we may allow transfer privileges and we may impose transfer restrictions and transfer fees.  In addition, if we make more than one Investment Option available with the Annuity, we may impose investment restrictions and/or conditions on Purchase Payments or allocations to one or more Investment Options.

Because one Investment Option is currently available under the Annuity, an investment in the Annuity involves certain additional limitations and risks.  For example, the Annuity does not provide a diverse set of investment choices providing the option to allocate your Purchase Payments or Account Value among a variety of investment choices with different investment styles, objectives, strategies and risks.  The performance of your Account Value will depend entirely on the performance of the one underlying Portfolio.  The Annuity currently does not offer certain standard investment product features such as portfolio rebalancing, dollar-cost-averaging or transfer privileges.  An investment in the Annuity, by itself, generally does not provide a complete investment program but rather is intended to serve as part of an investor's overall portfolio of investments.  The Annuity may not be suitable for all investors.  You may want to consult with your Financial Professional to determine if this Annuity is suitable for you.

VARIABLE INVESTMENT OPTION:  The Investment Option is a Sub-account of the Pruco Life of New Jersey Flexible Premium Variable Annuity Account (see “Pruco Life of New Jersey and the Separate Account” for more detailed information). The Sub-account invests exclusively in the [Bond Portfolio.] You should carefully read the prospectus for the [Bond Portfolio.]

The Portfolio is not a publicly traded mutual fund. The Portfolio is only available as an Investment Option in variable annuity contracts and variable life insurance policies issued by insurance companies, or in some cases, to participants in certain qualified retirement plans. Details about the investment objective, policies, risks, costs and management of the Portfolio are found in the prospectus for the Portfolio. The current prospectus and statement of additional information for the underlying Portfolio can be obtained by calling 1-888-PRU-2888. Please read the prospectus carefully before investing.

The investment objective, style/type, and name of the advisor/sub-advisor for the Portfolio appears in the table below.

INVESTMENT OBJECTIVES/POLICIES	STYLE/ TYPE	PORTFOLIO ADVISOR
ADVANCED SERIES TRUST
[Bond Portfolio: TO BE FILED BY AMENDMENT]

The Portfolio is a series of the Advanced Series Trust. Allocations made to the [Bond Portfolio] benefits us financially.

Please see the Additional Information section, under the heading concerning “Service Fees Payable to Pruco Life of New Jersey” for a discussion of fees that we may receive from the underlying Portfolio and/or its affiliates.

Defined Income Benefit

The Defined Income Benefit is a guaranteed lifetime withdrawal benefit, under which, subject to the terms of the benefit, we guarantee your ability to take a certain annual withdrawal amount over your lifetime (“Single Designated Life”), or over your and your spouse’s lives (“Spousal Designated Lives”).  Generally, if your Account Value is reduced to zero and you meet certain requirements, we pay a remaining value, as described below under “Guarantee Payments.”  This benefit also provides for a death benefit equal to the greater of the Account Value and the Return of Purchase Payments Amount (described below), subject to the terms of the benefit. We reserve the right, in our sole discretion, to cease offering this benefit for new contracts, at any time.  The Defined Income Benefit is part of your Annuity and is not an optional benefit.  You may not terminate the Defined Income Benefit.  The Defined Income Benefit will terminate only upon specified events (see “Termination of the Benefit,” below).

When you purchase the Annuity, you must decide whether you wish to own the Single or Spousal version of the Defined Income Benefit. Based upon your decision, the Defined Income Benefit guarantees the ability to withdraw the Guaranteed Income Amount each Annuity Year until the death of the Single Designated Life or Remaining Designated Life regardless of the impact of Sub-account performance on the Account Value.  The benefit is subject to our rules regarding the timing and amount of withdrawals.  The Income Percentages and Income Growth Rates that are used to determine the Guaranteed Income Amount are shown on the rate sheet that is provided to you in addition to this prospectus.

As noted above, the Income Percentages and Income Growth Rate applicable to the calculation of the Guaranteed Income Amount are shown on a rate sheet (“Rate Sheet”).  Please note, in order to receive the applicable Income Percentage and Income Growth Rate stated on the Rate Sheet, your application must be signed and received by us in Good Order within the time period that is disclosed on the Rate Sheet.  The rates applicable to your Annuity will not change for the life of your Annuity.  This means that the Income Growth Rate and Income Percentage for your Annuity will not change. Any Rate Sheet with an effective period that does not include the date you signed your Annuity application and the date we receive it in Good Order will not apply to your Annuity.  Because the Guaranteed Income Amount is calculated using the Income Percentages and Income Growth Rate, you should not purchase the Annuity without obtaining the available Income Percentages and Income Growth Rate applicable at the time you sign your annuity application.

Please see Appendix B to this Prospectus for examples demonstrating how the Guaranteed Income Amount is calculated using various, assumed Income Percentages and Income Growth Rates.  The examples are purely hypothetical and are intended to illustrate how we would determine the Guaranteed Income Amount for an Annuity based on the applicable Rate Sheet. Your Guaranteed Income Amount would be different than the examples in the appendix depending on the Income Percentage and Income Growth Rates effective at the time you signed your application, your age at the time the initial purchase payment is applied, the amount of your initial purchase payment, and whether you have elected the single or the spousal version. For more information about currently available Income Percentages and Income Growth Rates, please see the Rate Sheet provided to you by your Financial Professional.

You are guaranteed to be able to withdraw the Guaranteed Income Amount for the lifetime of the designated life (or lives) provided that you do not take withdrawals of Excess Income that result in your Account Value being reduced to zero.  (See “Living Benefit – Owner, Annuitant and Beneficiary Designations” below for details regarding the designated life (or lives).) Withdrawals are taken first from your own Account Value. We are only required to begin making lifetime income payments to you under our guarantee when and if your Account Value is reduced to zero for any reason other than a withdrawal of Excess Income (“Guarantee Payments”). The Defined Income Benefit may be appropriate if you intend to make periodic withdrawals from your Annuity, and wish to ensure that Sub-account performance will not affect your ability to receive annual payments, and also wish to provide a death benefit to your beneficiaries. You are not required to take withdrawals as part of the benefit – the guarantees are not lost if you withdraw less than the maximum allowable amount each year under the rules of the benefit.

Although you are guaranteed the ability to withdraw your Guaranteed Income Amount for life even if your Account Value falls to zero, if that particular withdrawal of Excess Income (described below) brings your Account Value to zero, your Guaranteed Income Amount also would fall to zero, and the benefit and the Annuity then would terminate. In that scenario, no further amount would be payable under the Defined Income Benefit (and the Death Benefit would not be payable upon death).

Please note that your Account Value is not guaranteed, can fluctuate and may lose value.

Guaranteed Income Amount
[To be filed by amendment.]

Additional Purchase Payment(s):
Additional Purchase Payments increase the Guaranteed Income Amount by an amount obtained by multiplying the Purchase Payment we accept by the applicable Income Percentages shown in your Contract.  The applicable Income Percentage is based on the attained age of the Single Designated Life, or the younger of the Spousal Designated Lives, on the date the Purchase Payment is allocated to the Annuity.  If this Defined Income Benefit has been issued on a Spousal Designated Lives basis, and one of the Spousal Designated Lives becomes the Remaining Designated Life, we will continue to use the date of birth of the younger of the Spousal Designated Lives for purposes of determining the applicable Income Percentage.

Impact of Non-Lifetime Withdrawals:  You may designate one or more withdrawals as a Non-Lifetime Withdrawal before you take your first Lifetime Withdrawals.  Non-Lifetime Withdrawals, including any Required Minimum Distribution amount you designate as a Non-Lifetime Withdrawal, proportionally reduce the Guaranteed Income Amount by the ratio of the Non-Lifetime Withdrawal amount to the Account Value immediately prior to the Non-Lifetime Withdrawal.  Non-Lifetime Withdrawals that are not Required Minimum Distribution amounts are subject to any applicable Contingent Deferred Sales Charge.  There is no limit on the number of Non-Lifetime Withdrawals that you can take.  However, Non-Lifetime Withdrawals are subject to the minimum Surrender Value.

Impact of Lifetime Withdrawals:  Lifetime Withdrawals reduce the remaining Guaranteed Income Amount available during an Annuity Year by the amount of the withdrawal on a dollar-for-dollar basis in that Annuity Year. If your cumulative Lifetime Withdrawals in an Annuity Year are less than or equal to the Guaranteed Income Amount, they will not reduce your Guaranteed Income Amount in subsequent Annuity Years and you cannot carry over the unused portion of the Guaranteed Income Amount to subsequent Annuity Years.  Such withdrawals are not subject to Contingent Deferred Sales Charges, are not treated as withdrawals of Purchase Payments and are not subject to the minimum Surrender Value. In general, withdrawals made from the Annuity during an Annuity Year to meet the Required Minimum Distributions will not be treated as Excess Income if you meet the requirements outlined in the Required Minimum Distributions section.

All or any portion of a Lifetime Withdrawal that exceeds the Guaranteed Income Amount for that Annuity Year is considered excess income (“Excess Income”).  Each withdrawal of Excess Income proportionally reduces the Guaranteed Income Amount available for future Annuity Years.  Each proportional reduction is calculated by multiplying the Guaranteed Income Amount by the ratio of the Excess Income to the Account Value immediately subsequent to the withdrawal of any Guaranteed Income Amount and prior to the withdrawal of the Excess Income (even if both withdrawals occurred in the same day or as one withdrawal request). Each withdrawal of Excess Income is subject to any applicable Contingent Deferred Sales Charge.

Withdrawal Flexibility:  Lifetime Withdrawals are not required.  However, once you take the first Lifetime Withdrawal, the Guaranteed Income Amount is not increased in subsequent Annuity Years if you decide not to take a Lifetime Withdrawal in an Annuity Year or take Lifetime Withdrawals in an Annuity Year that, in total, are less than the Guaranteed Income Amount.

You may use the systematic withdrawal program to make withdrawals of the Guaranteed Income Amount. Any systematic withdrawal will be deemed a Lifetime Withdrawal under this benefit.

The Defined Income Benefit does not affect your ability to take partial withdrawals under your Annuity, or limit your ability to take partial withdrawals that exceed the Guaranteed Income Amount, subject to the minimum Surrender Value (see “Surrender Value” below for more detail). Because the Guaranteed Income Amount is determined in a way that is not related to Account Value, it is possible for the Account Value to fall to zero, even though the Guaranteed Income Amount remains.

Examples of dollar-for-dollar and proportional reductions are set forth below. The values shown here are purely hypothetical, and do not reflect the charges for the Defined Income Benefit or any other fees and charges under the Annuity. Assume the following for the first two examples:

[Examples to be filed by amendment]

Example of dollar-for-dollar reductions

Example of proportional reductions

Here is the calculation:

Example of Non-Lifetime Withdrawal proportional reductions

This example is purely hypothetical and does not reflect the charges for the benefit or any other fees and charges under the Annuity.  It is intended to illustrate the proportional reduction of the Non-Lifetime Withdrawal under this benefit.

Assume the following:

[Example to be filed by amendment]

When you make a partial withdrawal that is subject to a CDSC and/or tax withholding, we will identify the amount that includes not only the amount you actually receive, but also the amount of the CDSC and/or tax withholding, to determine whether your withdrawal has exceeded the Guaranteed Income Amount. When you take a partial withdrawal, you may request a “gross” withdrawal amount (e.g., $2000) but then have any CDSC and/or tax withholding deducted from the amount you actually receive. The portion of a withdrawal that exceeded your Guaranteed Income Amount (if any) would be treated as Excess Income and thus would reduce your Guaranteed Income Amount in subsequent years. Alternatively, you may request that a “net” withdrawal amount actually be paid to you (e.g., $2000), with the understanding that any CDSC and/or tax withholding (e.g., $240) be applied to your remaining Account Value. In the latter scenario, we determine whether any portion of the withdrawal is to be treated as Excess Income by looking to the sum of the net amount you actually receive (e.g., $2000) and the amount of any CDSC and/or tax withholding (in this example, a total of $2240). The amount of that sum (e.g., the $2000 you received plus the $240 for the CDSC and/or tax withholding) that exceeds your Guaranteed Income Amount will be treated as Excess Income – thereby reducing your Guaranteed Income Amount in subsequent years.

Account Value is Reduced to Zero
To the extent that your Account Value was reduced to zero as a result of withdrawals in an Annuity Year that are less than or equal to the Guaranteed Income Amount, and Guarantee Payments are still payable under the Defined Income Benefit, we will make an additional payment, if any, for that Annuity Year equal to the remaining Guaranteed Income Amount for the Annuity Year. Thus, in that scenario, the remaining Guaranteed Income Amount would be payable even though your Account Value was reduced to zero. In subsequent Annuity Years we make payments that equal the Guaranteed Income Amount as described in this section. We will make payments until the death of the Single Designated Life, the simultaneous deaths of both Spousal Designated Lives, or the death of the Remaining Designated Life, as applicable. After the Account Value is reduced to zero, you will not be permitted to make additional Purchase Payments to your Annuity. To the extent that withdrawals in the Annuity Year that reduced your Account Value to zero are more than the Guaranteed Income Amount, the Defined Income Benefit terminates, and no additional payments are made.

Unless you request an alternate mode of payment we make available, we make such Guarantee Payments once each Annuity Year.

We will commute any Guarantee Payments due and pay you a lump sum if the total Guarantee Payment due each Annuity Year is less than $100.  We commute the Guarantee Payments in a manner equivalent to commuting payments for:

•	a joint life and last survivor fixed annuity if both Spousal Designated Lives are living and each other’s spouse when Guarantee Payments would begin, or

•	a single life fixed annuity if there is a Remaining Designated Life under this Rider, or if the Defined Income Benefit was issued with a Single Designated Life.

We use the same basis that is used to calculate the guaranteed annuity rates in the Annuity.

Please note that if your Account Value is reduced to zero, all subsequent payments will be treated as annuity payments. Further, payments that we make under this benefit after the Latest Annuity Date will be treated as annuity payments. Please note that if your Account Value is reduced to zero due to withdrawals or annuitization, any Death Benefit value, including the Return of Purchase Payments Amount, will terminate and no Death Benefit amount is payable.

In addition to the guaranteed lifetime income feature, the Defined Income Benefit also provides for annuity payments and a Death Benefit.  Please see the “Annuity Options – Annuity Payments under the Defined Income Benefit” section below for a description of annuity options that apply under the Defined Income Benefit.  Please see the “Death Benefit – Return of Purchase Payments Death Benefit” section below for a description of the Return of Purchase Payments Death Benefit that applies under the Defined Income Benefit.

Other Important Considerations
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You should carefully consider when to begin taking Lifetime Withdrawals. If you begin taking withdrawals early, you may maximize the time during which you may take Lifetime Withdrawals due to longer life expectancy. On the other hand, you could limit the value of the benefit if you begin taking withdrawals too soon. You should discuss with your Financial Professional when it may be appropriate for you to begin taking Lifetime Withdrawals.

•
The current annualized charge for the Defined Income Benefit is [to be filed by amendment] of the average daily net assets of the Sub-account.  You will begin paying this charge on the Issue Date even if you do not begin taking withdrawals for many years, or ever. We will not refund the charges you have paid if you choose never to take any withdrawals and/or if you never receive any lifetime income payments. We may adjust the Defined Income Benefit Charge at any time on or after the 5th anniversary of your Issue Date.  The maximum annualized charge for the Defined Income Benefit is [to be filed by amendment] of the average daily net assets of the Sub-account.  We will notify you in advance of any change in the Charge.

Facility of Payment: We reserve the right, in settlement of full liability, to make Guarantee Payments to a guardian, relative, or other person deemed eligible by us if a Designated Life payee is deemed to be legally incompetent, as permitted by law.

Proof of Survival:  Any Guarantee Payment is subject to evidence we receive in Good Order that the Single Designated Life, at least one of the Spousal Designated Lives, or the Remaining Designated Life is then alive.  We may withhold such Guarantee Payments until we receive such evidence or evidence satisfactory to us of the life of the Single Designated Life, at least one of the Spousal Designated Lives or the Remaining Designated Life.  We credit interest on such withheld Guarantee Payments at the rate required by law.  Should we subsequently determine withheld Guarantee Payments are payable, we will pay the withheld Guarantee Payments and any applicable interest credited in a lump sum.

Recovery of Excess Guarantee Payments:  We may recover from you or your estate any Guarantee Payments made after the death of the Single Designated Life or the Remaining Designated Life.

Termination of the Benefit
You may not elect to cancel the Defined Income Benefit.

The benefit automatically terminates upon the first to occur of the following:
(i) your surrender of the Annuity,
(ii) when annuity payments begin (although if you have elected to receive the Guaranteed Income Amount in the form of annuity payments, we will continue to pay the Guaranteed Income Amount),
(iii) our receipt of Due Proof of Death of the First Death who is an Owner (or who is the Annuitant if entity owned), if the Remaining Designated Life elects not to continue the Annuity,
(iv) the date of receipt of Due Proof of Death of the Owner (or the Annuitant, if the Annuity is entity-owned) if the surviving Spouse is not eligible to continue the benefit because such Spouse is not a Spousal Designated Life and there is any Account Value on the date of death;
(v) the date of receipt of Due Proof of Death of the Single Designated Life or the Remaining Designated Life if a Death Benefit is payable under the Defined Income Benefit,
(vi) the date of death of the Single Designated Life or the Remaining Designated Life when Account Value is reduced to zero as of the date of death,
(vii) both the Account Value and Guaranteed Income Amount equal zero, and
(viii) we process a request to change any designation of the Annuity that either results in a violation of the Owner, Annuitant and Beneficiary designations of the Annuity, or if we do not then consent, on a non-discriminatory basis, to continue the Defined Income Benefit.  Please see below  “Owner, Annuitant, and Beneficiary Designations” for more information.

New Benefit Programs
Riders or endorsements pertaining to a benefit program available as of the Issue Date of this Annuity may not be available for new purchases in the future and any riders or endorsements pertaining to a benefit program we may make available after you have purchased your Annuity may not be made available to you under this Annuity.

Additional Tax Considerations
If you purchase an annuity as an investment vehicle for “qualified” investments, including an IRA, SEP-IRA, Tax Sheltered Annuity (or 403(b)) or employer plan under Code Section 401(a), the Required Minimum Distribution rules under the Code provide that you begin receiving periodic amounts beginning after age 70 ½ . For a Tax Sheltered Annuity or a 401(a) plan for which the participant is not a greater than five (5) percent Owner of the employer, this required beginning date can generally be deferred to retirement, if later. Roth IRAs are not subject to these rules during the Owner's lifetime. In addition, the amount and duration of payments under the annuity payment provision may be adjusted so that the payments do not trigger any penalty or excise taxes due to tax considerations such as Required Minimum Distribution rules under the tax law. As indicated, withdrawals made while this benefit is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. We do not address each potential tax scenario that could arise with respect to this benefit here.  However, we do note that if you participate in the Defined Income Benefit through a non-qualified annuity, as with all withdrawals, once all Purchase Payments are returned under the Annuity, all subsequent withdrawal amounts will be taxed as ordinary income.

PURCHASING YOUR ANNUITY

REQUIREMENTS FOR PURCHASING THE ANNUITY

Age Restrictions: Unless we agree otherwise and subject to our rules, the Single Designated Life or Spousal Designated Lives, each, must not be younger than [To be filed by amendment] or older than age 85on the Issue Date of the Annuity. The broker-dealer firm through which you are purchasing the Annuity may impose a younger maximum issue age than what is described above – check with the broker-dealer firm for details. The “Annuitant” refers to the natural person upon whose life annuity payments payable to the Owner are based.

Initial Purchase Payment: An initial Purchase Payment is considered the first Purchase Payment received by us in Good Order. This is the payment that issues your Annuity. All subsequent Purchase Payments allocated to the Annuity will be considered Additional Purchase Payments. Unless we agree otherwise and subject to our rules, you must make a minimum initial Purchase Payment of $25,000. However, if you decide to make payments under a systematic investment or an electronic funds transfer program, we may accept a lower initial Purchase Payment provided that, within the first Annuity Year, your subsequent Purchase Payments plus your initial Purchase Payment meets or exceeds the minimum initial Purchase Payment amount required.

We must approve any initial and additional Purchase Payments where the total amount of Purchase Payments equals $1,000,000 or more with respect to this Annuity and any other annuities you are purchasing from us (or that you already own) and/or our affiliates. To the extent allowed by state law, that required approval also will apply to a proposed change of owner of the Annuity, if as a result of the ownership change, total Purchase Payments would equal or exceed that $1,000,000 threshold. We may apply certain limitations, restrictions, and/or underwriting standards as a condition of our issuance of the Annuity and/or acceptance of Purchase Payments. Applicable laws designed to counter terrorists and prevent money laundering might, in certain circumstances, require us to block an Annuity Owner’s ability to make certain transactions, and thereby refuse to accept Purchase Payments or requests for transfers (if applicable), partial withdrawals, total withdrawals, death benefits, or income payments until instructions are received from the appropriate regulator. We also may be required to provide additional information about you and your Annuity to government regulators.

Additional Purchase Payments: Before your Account Value is reduced to zero, you may make additional Purchase Payments, which will be allocated to the Investment Option, subject to the maximum additional Purchase Payment amount of $1,000,000 and provided that the payment is at least $100 (we impose a $50 minimum for electronic funds transfer (“EFT”) purchases). We may amend this Purchase Payment minimum. We will accept additional Purchase Payments up to and including the day prior to the later of (a) the oldest Owner’s 86th birthday (the Annuitant’s 86th birthday, if the Annuity is owned by an entity), or (b) the first anniversary of the Issue Date, unless otherwise required by applicable law or regulation to maintain the tax status of the Annuity.  However, Purchase Payments are not permitted after the Account Value is reduced to zero, or on or after the Annuity Date. We may limit, restrict, suspend or reject any Purchase Payment, but would do so only on a non-discriminatory basis.  See “Purchase Payment Limitation,” below, for more information.

Depending on the tax status of your Annuity (e.g., if you own the Annuity through an IRA), there may be annual contribution limits dictated by applicable law. Please see the Tax Considerations section for additional information on these contribution limits.

Purchase Payment Limitation: We may limit, restrict, suspend or reject any additional Purchase Payments at any time, on a non-discriminatory basis.  Circumstances where we may limit, restrict, suspend or reject additional Purchase Payments include, but are not limited to, the following:

•
if we determine that as a result of the timing and amounts of your additional Purchase Payments and withdrawals, the Guaranteed Income Amount is being increased in an unintended fashion. Among the factors we will use in making a determination as to whether an action is designed to increase the Guaranteed Income Amount in an unintended fashion is the relative size of additional Purchase Payment(s);

•	if we are not then offering the Defined Income Benefit for new issues; or
•	if we are offering a modified version of the Defined Income Benefit for new issues.

Speculative Investing: Do not purchase this Annuity if you, anyone acting on your behalf, and/or anyone providing advice to you plan to use it, or any of its riders, for speculation, arbitrage, viatication or any other type of collective investment scheme now or at any time prior to termination of the Annuity. Your Annuity may not be traded on any stock exchange or secondary market. By purchasing this Annuity, you represent and warrant that you are not using this Annuity, or any of its riders, for speculation, arbitrage, viatication or any other type of collective investment scheme.

Currently, we will not issue an Annuity, permit changes in ownership or allow assignments to certain ownership types, including but not limited to: corporations, partnerships, endowments and grantor trusts with multiple grantors. Further, we will only issue an Annuity, allow changes of ownership and/or permit assignments to certain ownership types if the Annuity is held exclusively for the benefit of the designated annuitant. These rules are subject to state law. We may issue an Annuity in ownership structures where the annuitant is also the participant in a Qualified or Non-Qualified employer sponsored plan and the Annuity represents his or her segregated interest in such plan.  We reserve the right to further limit, restrict and/or change to whom we will issue an Annuity in the future, to the extent permitted by state law. Further, please be aware that we do not provide administration for employer-sponsored plans and may also limit the number of plan participants that elect to use our Annuity as a funding vehicle.

Except as noted below, Purchase Payments must be submitted by check drawn on a U.S. bank, in U.S. dollars, and made payable to Pruco Life of New Jersey. Purchase Payments may also be submitted via 1035 exchange or direct transfer of funds. Under certain circumstances, Purchase Payments may be transmitted to Pruco Life of New Jersey via wiring funds through your Financial Professional’s broker-dealer firm. Additional Purchase Payments may also be applied to your Annuity under an electronic funds transfer, an arrangement where you authorize us to deduct money directly from your bank account. We may reject any payment if it is received in an unacceptable form. Our acceptance of a check is subject to our ability to collect funds.

SETTING UP YOUR ANNUITY

If you elect the Single version of the Defined Income Benefit:
Single Designated Life If the Owner is a natural person, the Owner must also be the Annuitant and the Single Designated Life.  If the Owner is an entity that we permit, the Annuitant must be the Single Designated Life.  You may not name multiple Owners if a Single Designated Life is listed in the Schedule Supplement.

If you elect the Spousal version of the Defined Income Benefit:
Spousal Designated Lives Such persons must be each other’s Spouse on the Issue Date and at the death of the first of the Spousal Designated Lives to die (“First Death”).  If the Owner is a natural person, he/she must be the Annuitant, and one of the Spousal Designated Lives.  The sole primary Beneficiary must be the other Spousal Designated Life for as long as the first Spousal Designated Life Owner is alive.  If two Owners are named, each must be a Spousal Designated Life.  No additional Owners may be named.  While both Spousal Designated Lives are alive, each Owner must be designated as the other Owner’s primary Beneficiary.  If the Owner is an entity that we permit, the Annuitant must be a Spousal Designated Life, and the Annuitant’s Spouse must be the other Spousal Designated Life.  This benefit cannot be utilized when the Owner is an entity unless we allow for the continuation of the Annuity and the Defined Income Benefit by the Remaining Designated Life after the First Death.

Remaining Designated Life
A Remaining Designated Life must be a natural person and must have been listed as one of the Spousal Designated Lives on the Issue Date.  A Spousal Designated Life will become the Remaining Designated Life on the earlier of the First Death, or divorce from the other Spousal Designated Life while the Defined Income Benefit is in effect.  In the event of the divorce of the Spousal Designated Lives, and the resulting removal of one of the Spousal Designated Lives as an Owner, Annuitant or Beneficiary under the Annuity, the other Spousal Designated Life will become the Remaining Designated Life under the Defined Income Benefit if we receive notice of the divorce, and any other documentation we require, in Good Order, at our Service Office.  Any new Beneficiary(ies) named by the Remaining Designated Life will not be a Spousal Designated Life.

General Information Regarding Owner, Annuitant and Beneficiary Designations:  The selections you make for these designations is dependent upon your decision to purchase lifetime income for your life or you and your spouse’s lives.
•
Owner: Each Owner holds all rights under the Annuity.  You may name up to two Owners in which case all ownership rights are held jointly. Generally, joint Owners are required to act jointly; however, if each Owner provides us with an instruction that we find acceptable, we will permit each Owner to act independently on behalf of both Owners. All information and documents that we are required to send you will be sent to the first named Owner. Co-ownership by entity Owners or an entity Owner and an individual is not permitted. Refer to the Glossary of Terms for additional information regarding the term “Owner.” Prior to Annuitization, there is no right of survivorship (other than any spousal continuance right that may be available to a surviving spouse).

•
Annuitant: The Annuitant is the person upon whose life we make annuity payments. You must name an Annuitant who is a natural person. We do not accept a designation of joint Annuitants during the Accumulation Period. In limited circumstances and where allowed by law, we may allow you to name one or more “Contingent Annuitants” with our prior approval. Generally, a Contingent Annuitant will become the Annuitant if the Annuitant dies before the Annuity Date. Please refer to the discussion of “Considerations for Contingent Annuitants” in the Tax Considerations section of the prospectus.

•
Beneficiary: The Beneficiary is the person(s) or entity you name to receive the Death Benefit. Your Beneficiary designation should be the exact name of your Beneficiary, not only a reference to the Beneficiary’s relationship to you.  If you use a class designation in lieu of designating individuals (e.g. “surviving children”), we will pay the class of Beneficiaries as determined at the time of your death and not the class of Beneficiaries that existed at the time the designation was made. If no Beneficiary is named, the Death Benefit will be paid to you or your estate. If an Annuity is co-owned by spouses, we will assume that the sole primary Beneficiary is the surviving spouse that was named as the co-Owner, unless you elect an alternative Beneficiary designation.

Your right to make certain designations may be limited if your Annuity is to be used as an IRA or other “qualified” investment that is given beneficial tax treatment under the Code. You should seek competent tax advice on the income, estate and gift tax implications of your designations.

Please see “Tax Considerations” for information on the effect of applicable law if you are in a civil union, domestic partnership or same-sex marriage.

RIGHT TO CANCEL
You may cancel (or “Free Look”) your Annuity for a refund by notifying us in Good Order or by returning the Annuity to our Service Office or to the representative who sold it to you within 10 days after you receive it (or such other period as may be required by applicable law). The Annuity can be mailed or delivered either to us, at our Service Office, or to the Financial Professional who sold it to you. Return of the Annuity by mail is effective on being postmarked, properly addressed and postage prepaid. Unless required by applicable law, the amount of the refund will equal the Account Value as of the Valuation Day we receive the returned Annuity at our Service Office or the cancellation request in Good Order, plus any fees or tax charges deducted from the Purchase Payment. However, where we are required by applicable law to return Purchase Payments, we will return the greater of Account Value and Purchase Payments.

SCHEDULED PAYMENTS DIRECTLY FROM A BANK ACCOUNT
You can make additional Purchase Payments to your Annuity by authorizing us to deduct money directly from your bank account and applying it to your Annuity. We may suspend or cancel electronic funds transfer privileges if sufficient funds are not available from the applicable financial institution on any date that a transaction is scheduled to occur, or if we are no longer accepting additional Purchase Payments.

SALARY REDUCTION PROGRAMS
These types of programs are only available with certain types of qualified investments.

MANAGING YOUR ANNUITY

CHANGE OF OWNER, ANNUITANT AND BENEFICIARY DESIGNATIONS

Subject to the limitations described above, in general, you may change the Owner, Annuitant and Beneficiary designations by sending us a request in Good Order, which will be effective upon receipt at our Service Office. As of the Valuation Day we receive an ownership change, including an assignment, any automated investment or withdrawal programs will be canceled. The new Owner must submit the applicable program enrollment if they wish to participate in such a program. Where allowed by law, such changes will be subject to our acceptance. Any change we accept is subject to any transactions processed by us before we receive the notice of change at our Service Office.

While the Defined Income Benefit is in Effect

If you have the single life version of the Defined Income Benefit, any change of the Annuitant under the Annuity will result in the cancellation of the Defined Income Benefit. Similarly, any change of Owner will result in cancellation of the Defined Income Benefit, except if (a) the new Owner has the same taxpayer identification number as the previous Owner, (b) ownership is transferred from a custodian or other entity to the Annuitant, or vice versa or (c) ownership is transferred from one entity to another entity that satisfies our administrative ownership guidelines.

If you have the spousal version of the Defined Income Benefit, a change to the Owner or Annuitant will result in the cancellation of the Defined Income Benefit in all cases, except as follows: (a) if one Owner dies and the Remaining Designated Life assumes the Annuity, or (b) if the Annuity initially is co-owned, but thereafter the Owner who is not the Annuitant is removed as Owner. We permit changes of Beneficiary designations under this benefit, however, if the Beneficiary is changed, the benefit may not be eligible to be continued upon the First Death. If the Spousal Designated Lives divorce, the Defined Income Benefit may not be divided as part of the divorce settlement or judgment. Nor may the divorcing spouse who retains ownership of the Annuity appoint a new Spousal Designated Life upon re-marriage.

If the Defined Income Benefit terminates, you would lose all guarantees provided by the Defined Income Benefit, and thus the ability to withdraw Guaranteed Income Amounts and receive the Death Benefit with the Return of Purchase Payments Amount.  We will cease to deduct the Defined Income Benefit charge after the Benefit terminates.  However we will not refund any Defined Income Benefit charges previously assessed.  If the Defined Income Benefit terminates, you will not be able to re-elect the benefit later.  The benefits of the Annuity without the Defined Income Benefit are limited.  You should carefully consider purchasing the Annuity if you anticipate changing the Owner/Annuitant designations.  You may name a new Beneficiary(ies), subject to the other limitations on Beneficiary designations noted above with respect to Spousal Designated Lives and a Remaining Designated Life.  However, such new Beneficiary(ies) will not be a Spousal Designated Life, and would therefore result in the Defined Income Benefit terminating at the death of the Remaining Designated Life.

If the Defined Income Benefit Terminates

In general, you may change the Owner, Annuitant, and Beneficiary designations as indicated above, and also may assign the Annuity. We will allow changes of ownership and/or assignments only if the Annuity is held exclusively for the benefit of the Annuitant or Contingent Annuitant. We reserve the right to reject any proposed change of Owner, Annuitant, or Beneficiary, as well as any proposed assignment of the Annuity. We will implement this right on a non-discriminatory basis and to the extent allowed by state law, but are not obligated to process your request within any particular time frame. Some of the changes we will not accept include, but are not limited to:
•	a new Annuitant prior to the Annuity Date if the Owner is an entity;
•
a new Owner such that the new Owner is older than the age for which we would then issue the Annuity as of the effective date of such change, unless the change of Owner is the result of spousal continuation;

•	a new Owner or Annuitant that is a certain ownership type, including but not limited to corporations, partnerships, endowments, and grantor trusts with multiple grantors; and
•	a new Annuitant for a contract issued to a grantor trust where the new Annuitant is not the grantor of the trust.

Spousal Designations
If an Annuity is co-owned by spouses, we will assume that the sole primary Beneficiary is the surviving spouse that was named as the co-Owner unless you elect an alternative Beneficiary designation.

Certain spousal rights under the contract, and our administration of such spousal rights and related tax reporting comport with our understanding of the Defense of Marriage Act (which defines a “marriage” as a legal union between a man and a woman and a “spouse” as a person of the opposite sex). To the extent allowed by state law, we may offer certain spousal benefits to civil union couples, domestic partners or same-sex marriages. You should be aware, however, that federal tax law does not recognize civil union couples, domestic partners or marriage spouses of the same sex. Therefore, we cannot permit a same-sex civil union partner, domestic partner or spouse to continue the annuity within the meaning of the tax law upon the death of the first partner under the annuity’s “spousal continuance” provision. Please note there may be federal tax consequences at the death of the first same-sex civil union partner, domestic partner or spouse. Civil union couples, domestic partners and spouses of the same sex should consider that limitation before selecting a spousal benefit under the annuity.

Contingent Annuitant
Generally, if an Annuity is owned by an entity and the entity has named a Contingent Annuitant, the Contingent Annuitant will become the Annuitant upon the death of the Annuitant, and no death benefit is payable. Unless we agree otherwise, the Annuity is only eligible to have a Contingent Annuitant designation if the entity which owns the Annuity is (1) a plan described in Internal Revenue Code Section 72(s)(5)(A)(i) (or any successor Code section thereto); (2) an entity described in Code Section 72(u)(1) (or any successor Code section thereto); or (3) a Custodial Account established to hold retirement assets for the benefit of the natural person Annuitant pursuant to the provisions of Section 408(a) of the Internal Revenue Code (or any successor Code section thereto) (“Custodial Account”).

Where the Annuity is held by a Custodial Account, the Contingent Annuitant will not automatically become the Annuitant upon the death of the Annuitant. Upon the death of the Annuitant, the Custodial Account will have the choice, subject to our rules, to either elect to receive the Death Benefit or elect to continue the Annuity.

MANAGING YOUR ACCOUNT VALUE

FINANCIAL PROFESSIONAL PERMISSION TO FORWARD TRANSACTION INSTRUCTIONS
Unless you direct otherwise, your Financial Professional may forward instructions regarding your Account Value. If your Financial Professional has this authority, we deem that all such transactions that are directed by your Financial Professional with respect to your Annuity have been authorized by you. You will receive a confirmation of any financial transaction involving the purchase or sale of Units of your Annuity. You must contact us immediately if and when you revoke such authority. We will not be responsible for acting on instructions from your Financial Professional until we receive notification of the revocation of such person’s authority. We may also suspend, cancel or limit these authorizations at any time. We will notify you and your Financial Professional if we implement any such restrictions or prohibitions.

ACCESS TO YOUR ACCOUNT VALUE

TYPES OF DISTRIBUTIONS AVAILABLE TO YOU

During the Accumulation Period you can access your Account Value through partial withdrawals, systematic withdrawals, and where required for tax purposes, Required Minimum Distributions. The minimum amount for each partial withdrawal is $100. You can also surrender your Annuity at any time. Depending on your instructions, we may deduct a portion of the Account Value being withdrawn or surrendered as a CDSC. Cumulative withdrawals within an Annuity Year that are less than or equal to the Guaranteed Income Amount are not subject to a CDSC.  If you surrender your Annuity, in addition to any CDSC, we may deduct the Annual Maintenance Fee, and any Tax Charge that applies. Each of these types of distributions is described more fully below.

SYSTEMATIC WITHDRAWALS FROM YOUR ANNUITY DURING THE ACCUMULATION PERIOD

You can receive systematic withdrawals. Systematic withdrawals may be subject to any applicable CDSC. We will determine whether a CDSC applies and the amount of the CDSC in the same way as we would for a partial withdrawal.

The minimum amount for each systematic withdrawal is $100. If any scheduled systematic withdrawal is for less than $100, we may postpone the withdrawal and add the expected amount to the amount that is to be withdrawn on the next scheduled systematic withdrawal. Ownership changes to and assignment of your Annuity will terminate any systematic withdrawals that had been in effect on the date of the change.

SYSTEMATIC WITHDRAWALS UNDER SECTIONS 72(t)/72(q) OF THE INTERNAL REVENUE CODE

If your Annuity is used as a funding vehicle for certain retirement plans that receive special tax treatment under Sections 401, 403(b), 408 or 408A of the Code, Section 72(t) of the Code may provide an exception to the 10% penalty tax on distributions made prior to age 59½ if you elect to receive distributions as a series of “substantially equal periodic payments.” For Annuities issued as non-qualified annuities, the Code may provide a similar exemption from penalty under Section 72(q) of the Code. Systematic withdrawals under Sections 72(t)/72(q) will be be subject to a CDSC if they exceed the Guaranteed Income Amount under the Defined Income Benefit. To request a program that complies with Sections 72(t)/72(q), you must provide us with certain required information in writing on a form acceptable to us. We may require advance notice to allow us to calculate the amount of 72(t)/72(q) withdrawals. There is no minimum Surrender Value we require to allow you to begin a program for withdrawals under Sections 72(t)/72(q). The minimum amount for any such withdrawal is $100 and payments may be made monthly, quarterly, semi-annually or annually.

You may also annuitize your Annuity and begin receiving payments for the remainder of your life (or life expectancy) as a means of receiving income payments before age 59½ that are not subject to the 10% penalty.

Please note that if a withdrawal under Sections 72(t) or 72(q) was scheduled to be effected between December 25th and December 31st of a given year, then we will implement the withdrawal on December 28 or on the last Valuation Day prior to December 28th of that year.

REQUIRED MINIMUM DISTRIBUTIONS

Required Minimum Distributions (“RMDs”) are a type of partial withdrawal we allow to meet distribution requirements under Sections 401, 403(b) or 408 of the Code.  Under the Code, you may be required to begin receiving periodic amounts from your Annuity.  In such case, we will allow you to make systematic withdrawals in amounts that satisfy the minimum distribution rules under the Code.  RMDs for this Annuity must be taken by April 1st in the year following the date you turn age 70 ½ and by December 31st for subsequent calendar years.

Unless designated as a Non-Lifetime Withdrawal, an RMD is considered a Lifetime Withdrawal from the Annuity.  The following rules apply to determine if any portion of an RMD amount will be treated as Excess Income.

For purposes of this provision, in relation to any Annuity Year, the “Second Calendar Year” is the calendar year following the calendar year in which the Annuity Year began.

In general, withdrawals made from the Annuity during an Annuity Year to meet the RMD provisions of the Code will not be treated as Excess Income.  However, if in any Annuity Year, you take a Lifetime Withdrawal in the Second Calendar Year, then the amount which will not be treated as Excess Income is the greater of:

(1)	the remaining Guaranteed Income Amount for that Annuity Year, and

(2)	the difference between the Second Calendar Year’s remaining RMD amount and the Guaranteed Income Amount.

Any remaining RMD amount for the Second Calendar Year can be taken in the following Annuity Year.

If, in any Annuity Year, your RMD amount is not greater than the Guaranteed Income Amount, any withdrawals in excess of the Guaranteed Income Amount will be treated as Excess Income.

Please see hypothetical examples below for details.

If you do not comply with the rules described above, any withdrawal that exceeds the Guaranteed Income Amount will be treated as a withdrawal of Excess Income, which will reduce your Guaranteed Income Amount in future Annuity Years. This may include situations where you comply with the rules outlined above and then decide to take additional withdrawals after satisfying your RMD requirement from the Annuity.

For purposes of this provision, RMDs are determined based on the value of this Annuity, and do not include the value of any other annuities, savings or investments subject to the RMD rules.  We require three (3) days advance written notice to calculate and process the amount of your withdrawals. You must elect to have RMDs paid out monthly, quarterly, semi-annually or annually. The $100 minimum amount that applies to systematic withdrawals applies to monthly RMDs but does not apply to RMDs taken out on a quarterly, semi-annual or annual basis.

In any year in which the requirement to take RMDs is suspended by law, we reserve the right, regardless of any position taken on this issue in a prior year, to treat any amount that would have been considered as an RMD if not for the suspension as eligible for treatment under this provision. Please note that if an RMD was scheduled to be effected between December 25th and December 31st of a given year, then we will implement the RMD on December 28 or on the last Valuation Day prior to December 28th of that year.

The following applies in the event the Defined Income Benefit terminates: We do not assess a CDSC (if applicable) on RMDs from your Annuity if you are required by law to take such RMDs from your Annuity at the time it is taken, provided the amount withdrawn is the amount we calculate as the RMD. However, a CDSC (if applicable) may be assessed on that portion of a systematic withdrawal that is taken to satisfy the RMD rules in relation to other savings or investment plans under other qualified retirement plans.]

You may also annuitize your Annuity and begin receiving payments for the remainder of your life (or life expectancy) as a means of receiving income payments and satisfying the RMD rules under the Code.

RMD rules do not apply to Roth IRAs during the Owner’s lifetime. See “Tax Considerations” for a further discussion of RMDs.

Example

The following example is purely hypothetical and intended to illustrate a scenario as described above. Note that withdrawals must comply with all IRS guidelines in order to satisfy the RMD for the current calendar year.

Assumptions:

RMD Calendar Year 01/01/2013 to 12/31/2013

Annuity Year 06/01/2012 to 05/31/2013

Guaranteed Income Amount and RMD Amount Guaranteed Income Amount = $5,000 Remaining Guaranteed Income Amount as of 1/3/2013 = $3,000 (a $2,000 withdrawal was taken on 7/1/2012) RMD Amount for Calendar Year 2013 = $6,000 The amount you may withdraw in the current Annuity Year (between 1/3/2013 and 5/31/2013) without it being treated as Excess Income is $4,000. Here is the calculation: $3,000 + ($6,000 – $5,000) = $4,000.

If the $4,000 withdrawal is taken in the current Annuity Year (prior to 6/1/2013), the remaining Guaranteed Income Amount will be zero and the remaining RMD amount of $2,000 may be taken in the subsequent Annuity Year beginning on 6/1/2013 (when your Guaranteed Income Amount is reset to $5,000).

If you had chosen to not take any additional withdrawals until on or after 6/1/2013, then you would be eligible to withdraw $6,000 without it being treated as a withdrawal of Excess Income.]

SURRENDERS

SURRENDER VALUE

During the Accumulation Period you can surrender your Annuity at any time, and you will receive the Surrender Value. Upon surrender of your Annuity, you will no longer have any rights under the surrendered Annuity. Your Surrender Value is equal to the Account Value less any applicable CDSC, any applicable tax charges, and any Annual Maintenance Fee.

We apply as a threshold, in certain circumstances, a minimum Surrender Value of $2,000. We will not allow you to take a Non-Lifetime Withdrawal, an Excess Withdrawal (see “Living Benefit – Impact of Non-Lifetime Withdrawals”), or a Partial Withdrawal if the Defined Income Benefit has terminated that would cause your Annuity’s Account Value, after taking the withdrawal, to fall below the minimum Surrender Value. See “Annuity Options” for information on the impact of the minimum Surrender Value at annuitization.

MEDICALLY-RELATED SURRENDERS

Where permitted by law, you may request to surrender all or part of your Annuity prior to the Annuity Date without application of any otherwise applicable CDSC upon occurrence of a medically-related “Contingency Event” as described below.

If you request a full surrender, the amount payable will be your Account Value. Although a CDSC will not apply to qualifying medically-related surrenders, please be aware that a withdrawal from the Annuity before you have reached age 59½ may be subject to a 10% tax penalty and other tax consequences – see the Tax Considerations section of this prospectus.

This waiver of any applicable CDSC is subject to our rules in place at the time of your request, which currently include but are not limited to the following:
•
If the Owner is an entity, the Annuitant must have been named or any change of Annuitant must have been accepted by us, prior to the “Contingency Event” described below in order to qualify for a medically-related surrender;

•	If the Owner is an entity, the Annuitant must be alive as of the date we pay the proceeds of such surrender request;
•	If the Owner is one or more natural persons, all such Owners must also be alive at such time;
•	We must receive satisfactory proof of the Owner’s (or the Annuitant’s if entity-owned) confinement in a Medical Care Facility or Fatal Illness in writing on a form satisfactory to us; and
•	no additional Purchase Payments can be made to the Annuity.

We reserve the right to impose a maximum amount of a medically-related surrender (equal to $500,000), but we do not currently impose that maximum. That is, if the amount of a partial medically-related withdrawal request, when added to the aggregate amount of medically-related surrenders you have taken previously under this Annuity and any other annuities we and/or our affiliates have issued to you exceeds that maximum amount, we reserve the right to treat the amount exceeding that maximum as not an eligible medically-related surrender. A “Contingency Event” occurs if the Owner (or Annuitant if entity-owned) is:
•
first confined in a “Medical Care Facility” after the Issue Date and while the Annuity is in force, remains confined for at least 90 consecutive days, and remains confined on the date we receive the Medically Related surrender request at our Service Office; or

•
first diagnosed as having a “Fatal Illness” after the Issue Date and while the Annuity is in force. We may require a second or third opinion by a physician chosen by us regarding a diagnosis of Fatal Illness. We will pay for any such second or third opinion.

“Fatal Illness” means a condition (a) diagnosed by a licensed physician; and (b) that is expected to result in death within 24 months after the diagnosis in 80% of the cases diagnosed with the condition. “Medical Care Facility” means a facility operated and licensed pursuant to the laws of any United States jurisdiction providing medically-necessary in-patient care, which is (a) prescribed by a licensed physician in writing; (b) recognized as a general hospital or long-term care facility by the proper authority of the United States jurisdiction in which it is located; (c) recognized as a general hospital by the Joint Commission on the Accreditation of Hospitals; and (d) certified as a hospital or long-term care facility; OR (e) a nursing home licensed by the United States jurisdiction in which it is located and offers the services of a Registered Nurse (RN) or Licensed Practical Nurse (LPN) 24 hours a day that maintains control of all prescribed medications dispensed and daily medical records. Medically related surrenders are not currently available in California and Massachusetts.

ANNUITY OPTIONS

Annuitization involves converting your Account Value to an annuity payment stream, the length of which depends on the terms of the applicable annuity option. Thus, once annuity payments begin any payment upon death is determined solely under the terms of the applicable annuity payment option, and you no longer participate in the Defined Income Benefit (unless you have annuitized under that benefit). We currently make annuity options available that provide fixed annuity payments. Fixed annuity payments provide the same amount with each payment. You must annuitize your entire Account Value; partial annuitizations are not allowed.

You have a right to choose your annuity start date, provided that it is no later than the first day of the calendar month next following the 95th birthday of the oldest of any Owner and Annuitant whichever occurs first (“Latest Annuity Date”) and no earlier than the earliest permissible Annuity Date. You may choose one of the Annuity Options described below, and the frequency of annuity payments. You may change your choices before the Annuity Date. If you have not provided us with your Annuity Date or annuity payment option in writing, then your Annuity Date will be the Latest Annuity Date. Certain annuity options and/or periods certain may not be available, depending on the age of the Annuitant. If a CDSC is still remaining on your Annuity, any period certain must be at least 10 years (or the maximum period certain available, if life expectancy is less than 10 years).

If needed, we will require proof in Good Order of the Annuitant’s age before commencing annuity payments. Likewise, we may require proof in Good Order that an Annuitant is still alive, as a condition of our making additional annuity payments while the Annuitant lives. We will seek to recover any life income annuity payments that we made after the death of the Annuitant. If the initial monthly annuity payment would be less than $100, we will not allow you to annuitize (except as otherwise specified by applicable law). Instead, we will pay you your current Account Value in a lump sum and terminate your Annuity. Similarly, we reserve the right to pay your Account Value in a lump sum, rather than allow you to annuitize, if the Surrender Value of your Annuity is less than $2,000 on the Annuity Date.

Once annuity payments begin, you no longer receive benefits under the Defined Income Benefit (unless you have annuitized under that benefit) or the Death Benefit described below.

Certain of these annuity options may be available as “settlement options” to Beneficiaries who choose to receive the Death Benefit proceeds as a series of payments instead of a lump sum payment.

Please note that you may not annuitize within the first Annuity Year (except as otherwise specified by applicable law).

Annuity Payments under the Defined Income Benefit

If annuity payments are to begin under the terms of your Annuity, or if you decide to begin receiving annuity payments and there is a Guaranteed Income Amount due in subsequent Annuity Years, you can elect one of the following two options:

(1) apply your Account Value, less any applicable tax charges, to any other annuity option available for annuity payments not under the Defined Income Benefit (annuity Option 1 and Option 2, described below); or

(2) request that, as of the date annuity payments are to begin, we make annuity payments each year equal to the Guaranteed Income Amount on that date. If this option is elected, the Guaranteed Income Amount will not increase after annuity payments have begun. We will make payments until the death of the Single Designated Life or the Remaining Designated Life. We must receive your request in a form acceptable to us at our Service Office.  If applying your Account Value, less any applicable tax charges, to the life-only annuity payment rates results in a higher annual payment, we will give you the higher annual payment.

In the absence of an election when mandatory annuity payments are to begin we currently make annual annuity payments as:

•	a joint life and last survivor fixed annuity if both Spousal Designated Lives are living and each other’s Spouse on the date annual annuity payments would begin, or

•	as a single life fixed annuity if there is a Remaining Designated Life, or this Rider was issued with a Single Designated Life.

In addition, each of the payments above will consist of ten payments certain (or a lesser number of payments certain if the life expectancy of the Annuitant at the time payments are to begin is less than 10 years, based on applicable Internal Revenue Service tables), by applying the greater of the annuity rates then currently available or the annuity rates guaranteed in your Annuity. We reserve the right at any time to increase or decrease the length of any annuity payout option, including but not limited to any period certain in order to comply with the Code (e.g., to shorten the period certain to match life expectancy under applicable Internal Revenue Service tables). The amount that will be applied to provide such annuity payments will be the greater of:

(1) the present value of the future Guaranteed Income Amount payments; and

(2) the Account Value.

Once we receive your election to commence annuity payments, or we make the first payment under a default annuity payment option provision, we will only make annuity payments guaranteed under the specific annuity payment option, and the annuity payment option cannot be changed.

Once annuity payments begin under the terms of the Annuity or the Defined Income Benefit, the Death Benefit feature of the Defined Income Benefit will terminate.

Annuity Payment Options
If annuity payments are to begin under the terms of your Annuity, you can elect to apply your Account Value less any applicable tax charges to one of the following two options:

Option 1
Annuity Payments for a Period Certain: Under this option, we will make equal payments for the period chosen, up to 25 years (but not to exceed the life expectancy of the Annuitant at the time the Annuity Option becomes effective, as computed under applicable IRS tables). The annuity payments may be made monthly, quarterly, semiannually, or annually, as you choose, for the fixed period. If the Owner dies during the income phase, payments will continue to any surviving Owner, or if there is no surviving Owner, the named Beneficiary or your estate if no Beneficiary is named for the remainder of the period certain.

Option 2
Life Income Annuity Option with a Period Certain: Under this option, income is payable monthly, quarterly, semiannually, or annually for the number of years selected (the “period certain”), subject to our then current rules, and thereafter until the death of the Annuitant. Should the Owner or Annuitant die before the end of the period certain, the remaining period certain payments are paid to any surviving Owner, or if there is no surviving Owner, the named Beneficiary, or your estate if no Beneficiary is named, until the end of the period certain. If an annuity option is not selected by the Annuity Date, this is the option we will automatically select for you. We will use a period certain of 10 years, or a shorter duration if the Annuitant’s life expectancy at the time the Annuity Option becomes effective, as computed under applicable IRS tables, is less than 10 years. If in this instance the duration of the period certain is prohibited by applicable law, then we will pay you a lump sum in lieu of this option.

Other Annuity Options We May Make Available

At the Annuity Date, we may make available other annuity options not described above. The additional options we currently offer are:
•
Life Annuity Option. We currently make available an annuity option that makes payments for the life of the Annuitant. Under that option, income is payable monthly, quarterly, semiannually, or annually, as you choose, until the death of the Annuitant. No additional annuity payments are made after the death of the Annuitant. No minimum number of payments is guaranteed. It is possible that only one payment will be payable if the death of the Annuitant occurs before the date the second payment was due, and no other payments nor death benefits would be payable.

•
Joint Life Annuity Option. Under the joint lives option, income is payable monthly, quarterly, semiannually, or annually, as you choose, during the joint lifetime of two Annuitants, ceasing with the last payment prior to the death of the second to die of the two Annuitants. No minimum number of payments is guaranteed under this option. It is possible that only one payment will be payable if the death of all the Annuitants occurs before the date the second payment was due, and no other payments or death benefits would be payable.

•
Joint Life Annuity Option With a Period Certain. Under this option, income is payable monthly, quarterly, semiannually, or annually for the number of years selected (the “period certain”), subject to our current rules, and thereafter during the joint lifetime of two Annuitants, ceasing with the last payment prior to the death of the second to die of the two Annuitants. If the Annuitants’ joint life expectancy is less than the period certain, we will institute a shorter period certain, determined according to applicable IRS tables. Should the two Annuitants die before the end of the period certain, the remaining period certain payments are paid to any surviving Owner, or if there is no surviving Owner, the named Beneficiary, or to your estate if no Beneficiary is named, until the end of the period certain.

We reserve the right to cease offering any of these Other Annuity Options. If we do so, we will amend this prospectus to reflect the change. We reserve the right to make available other annuity or settlement options.

DEATH BENEFIT

DEATH BENEFIT UNDER THE DEFINED INCOME BENEFIT

If you elected the Single version of the Defined Income Benefit on the Issue Date, and while it is in effect, the Death Benefit payable upon the death of the Single Designated Life, provided that we have not yet begun making Guarantee Payments, is the Return of Purchase Payments Death Benefit.

If you elected the Spousal version of the Defined Income Benefit on the Issue Date, and while it is in effect, the Death Benefit payable upon the First Death is the Account Value.  The Death Benefit payable upon the death of the Remaining Designated Life, provided that we have not yet begun making Guarantee Payments, is the Return of Purchase Payments.

The Return of Purchase Payment Death Benefit is equal to the greater of:
•	the Account Value, or
•	the Return of Purchase Payments Amount described below.

If we do not receive Due Proof of Death within one year of the death of the Owner (Annuitant if the Annuity is owned by an entity in the case of a Single Designated Life) or the death of the Remaining Designated Life in the case of Spousal Designated Lives, the Death Benefit payable is the Account Value.  We reserve the right to waive or extend, on a non-discriminatory basis, our right to enforce the one year deadline for Due Proof of Death.  This right will only apply for purposes of determining the amount payable as a Death Benefit, and in no way restricts when a claim may be filed.

Please note that the Return of Purchase Payments Death Benefit is payableonly if the Defined Income Benefit is in effect, and until we make Guarantee Payments under the Defined Income Benefit or annuity payments begin.  Once Guarantee Payments or annuity payments begin, there is no more Death Benefit.  All other provisions applicable to Death Benefits under your Annuity will continue to apply.

Return of Purchase Payments Amount
On the Issue Date, the Return of Purchase Payments Amount is equal to your Account Value. On each subsequent Valuation Day, until the date we receive Due Proof of Death of the Single Designated Life or the Remaining Designated Life, as applicable, the Return of Purchase Payments Amount is:

▪ increased by any Purchase Payments made on the current Valuation Day and,

▪ reduced by the effect of withdrawals made on the current Valuation Day, as described below.

A Non-Lifetime Withdrawal will proportionately reduce the Return of Purchase Payments Amount by the ratio of the Non-Lifetime Withdrawal to the Account Value immediately prior to the Non-Lifetime Withdrawal. A Lifetime Withdrawal that is not considered Excess Income, including Required Minimum Distributions, will reduce the Return of Purchase Payments Amount by the amount of the withdrawal. (For more information about the impact of RMDs, please see “Required Minimum Distributions” section.  All or a portion of a Lifetime Withdrawal that is considered Excess Income will proportionately reduce the Return of Purchase Payments Amount by the ratio of the Excess Income to the Account Value immediately prior to the withdrawal of the Excess Income.

DEATH BENEFIT UPON TERMINATION OF THE DEFINED INCOME BENEFIT

If you have taken actions that have caused the Defined Income Benefit to be terminated, then the Death Benefit is equal to the Account Value, and payable:
1)	If the Annuity is owned by one or more natural persons, upon the death of the Owner (or the first to die, if there are multiple Owners).
2)
If an Annuity is owned by an entity, upon the Annuitant’s death if there is no Contingent Annuitant. Generally, if a Contingent Annuitant was designated before the Annuitant’s death and the Annuitant dies, then the Contingent Annuitant becomes the Annuitant and a Death Benefit will not be paid upon the Annuitant’s death.

You should carefully consider any possible actions by you that would cause the Defined Income Benefit to be terminated, as it will impact the value payable as a Death Benefit.

GENERAL DEATH BENEFIT PROVISIONS

We determine the amount of the Death Benefit as of the date we receive Due Proof of Death.   We must be made aware of the entire universe of eligible Beneficiaries in order for us to have received Due Proof of Death. Any given Beneficiary must submit the written information we require in order to be paid his/her share of the Death Benefit.

Once we have received Due Proof of Death, each eligible Beneficiary may take his/her portion of the Death Benefit in one of the forms described in this prospectus (e.g., distribution of the entire interest in the Annuity within 5 years after the date of death, or as periodic payments over a period not extending beyond the life or life expectancy of the Beneficiary – see “Payment of Death Benefits” below).

No Death Benefit will be payable if the Annuity terminates or your Account Value reaches zero (which can happen if, for example, you are taking withdrawals under the Defined Income Benefit).

Any Death Benefit amount not paid in full on the date of Due Proof of Death is subject to fluctuation in value due to the investment performance of the Sub-account until the Death Benefit is paid out in full.

Where an Annuity is structured so that it is owned by a grantor trust but the Annuitant is not the grantor, then the Annuity is required to terminate upon the death of the grantor if the grantor pre-deceases the Annuitant under Section 72(s) of the Code. Under this circumstance, the Surrender Value will be paid out to the trust and there is no Death Benefit provided under the Annuity.

SPOUSAL CONTINUATION OF YOUR ANNUITY

Unless you designate a Beneficiary other than your spouse, upon the death of either spousal Owner, the surviving spouse may elect to continue ownership of the Annuity instead of taking the Death Benefit. No CDSC will apply to Purchase Payments made prior to the effective date of a spousal continuance. However, any additional Purchase Payments applied after the effective date of a spousal continuation will be subject to all provisions of the Annuity, including the CDSC when applicable.

If you elected the Single version of the Defined Income Benefit on the Issue Date and it is in effect on the date of Due Proof of Death, if your spouse chooses to continue ownership of the Annuity the Account Value is increased, if necessary, to equal the Return of Purchase Payments Amount, and the Defined Income Benefit will terminate.

If you elected the Spousal version of the Defined Income Benefit on the Issue Date and it is in effect on the date of Due Proof of Death of the First Death,
•	If the Remaining Designated Life chooses to continue the Annuity, the Defined Income Benefit will remain in force.
•
If a Death Benefit is not payable (e.g., if the first of the Spousal Designated Lives to die is the Beneficiary but not an Owner), the Defined Income Benefit will remain in force unless we are instructed otherwise.

•
Upon  death of the Remaining Designated Life, if their spouse chooses to continue ownership of the Annuity the Account Value is increased, if necessary, to equal the Return of Purchase Payments Amount, and the Defined Income Benefit will terminate.

Spousal continuation is also permitted, subject to our rules and regulatory approval, if the Annuity is held by a custodial account established to hold retirement assets for the benefit of the natural person Annuitant pursuant to the provisions of Section 408(a) of the Code (“Custodial Account”) and, on the date of the Annuitant’s death, the spouse of the Annuitant is (1) the Contingent Annuitant under the Annuity and (2) the Beneficiary of the Custodial Account. The ability to continue the Annuity in this manner will result in the Annuity no longer qualifying for tax deferral under the Code. However, such tax deferral should result from the ownership of the Annuity by the Custodial Account. Please consult your tax or legal advisor.

A surviving spouse’s ability to continue ownership of the Annuity may be impacted by the Defense of Marriage Act (see “Managing Your Annuity – Spousal Designations”). Please consult your tax or legal advisor for more information about such impact in your state.

Your Annuity may only be continued under the spousal continuation provision once.

PAYMENT OF DEATH BENEFITS

Alternative Death Benefit Payment Options – Annuities Owned By Individuals (Not Associated With Tax-Favored Plans)
Except in the case of a spousal continuation as described above, upon your death, certain distributions must be made under the Annuity. The required distributions depend on whether you die before you start taking annuity payments under the Annuity or after you start taking annuity payments under the Annuity. If you die on or after the Annuity Date, the remaining portion of the interest in the Annuity must be distributed at least as rapidly as under the method of distribution being used as of the date of death. In the event of the decedent’s death before the Annuity Date, the Death Benefit must be distributed:
•	within five (5) years of the date of death (the “5 Year Deadline”); or
•
as a series of payments not extending beyond the life expectancy of the Beneficiary or over the life of the Beneficiary Payments under this option must begin within one year of the date of death.  If the Beneficiary does not begin installments by such time, then we require that the Beneficiary take the Death Benefit as a lump sum within the 5 Year Deadline.

Alternative Death Benefit Payment Options – Annuities Held by Tax-Favored Plans
The Code provides for alternative death benefit payment options when an Annuity is used as an IRA, 403(b) or other “qualified investment” that requires minimum distributions. Upon your death under an IRA, 403(b) or other “qualified investment”, the designated Beneficiary may generally elect to continue the Annuity and receive Required Minimum Distributions under the Annuity instead of receiving the Death Benefit in a single payment. The available payment options will depend on whether you die before the date Required Minimum Distributions under the Code were to begin, whether you have named a designated Beneficiary and whether the Beneficiary is your surviving spouse.
•
If you die after a designated Beneficiary has been named, the death benefit must be distributed by December 31st of the year including the five year anniversary of the date of death (the “Qualified 5 Year Deadline”), or as periodic payments not extending beyond the life expectancy of the designated Beneficiary (provided such payments begin by December 31st of the year following the year of death). If the Beneficiary does not begin installments by such time, then we require that the Beneficiary take the Death Benefit as a lump sum by the Qualified 5 Year Deadline. However, if your surviving spouse is the Beneficiary, the death benefit can be paid out over the life expectancy of your spouse with such payments beginning no later than December 31st of the year following the year of death, or December 31st of the year in which you would have reached age 70½, whichever is later. Additionally, if the Death Benefit is solely payable to (or for the benefit of) your surviving spouse, then the Annuity may be continued with your spouse as the Owner.

•
If you die before a designated Beneficiary is named and before the date Required Minimum Distributions must begin under the Code, the Death Benefit must be paid out by the Qualified 5 Year Deadline. If the Beneficiary does not begin installments by December 31st of the year following the year of death, we will require that the Beneficiary take the Death Benefit as a lump sum by the Qualified 5 Year Deadline. For Annuities where multiple Beneficiaries have been named and at least one of the Beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into Separate Accounts by December 31st of the year following the year of death, such Annuity is deemed to have no designated Beneficiary.

•
If you die before a designated Beneficiary is named and after the date Required Minimum Distributions must begin under the Code, the Death Benefit must be paid out at least as rapidly as under the method then in effect. For Annuities where multiple Beneficiaries have been named and at least one of the Beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into Separate Accounts by December 31st of the year following the year of death, such Annuity is deemed to have no designated Beneficiary.

A Beneficiary has the flexibility to take out more each year than mandated under the Required Minimum Distribution rules. Until withdrawn, amounts in an IRA, 403(b) or other “qualified investment” continue to be tax deferred. Amounts withdrawn each year, including amounts that are required to be withdrawn under the Required Minimum Distribution rules, are subject to tax. You may wish to consult a professional tax advisor for tax advice as to your particular situation.

For a Roth IRA, if death occurs before the entire interest is distributed, the Death Benefit must be distributed under the same rules applied to IRAs where death occurs before the date Required Minimum Distributions must begin under the Code.

The tax consequences to the Beneficiary may vary among the different Death Benefit payment options. See the Tax Considerations section of this prospectus, and consult your tax advisor.

FEES, CHARGES AND DEDUCTIONS

In this section, we provide detail about the charges you incur if you own the Annuity.

The charges under the Annuity are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the Annuity. They are also designed, in the aggregate, to compensate us for the risks of loss we assume. If, as we expect, the charges that we collect from the Annuity exceed our total costs in connection with the Annuity, we will earn a profit. Otherwise we will incur a loss. For example, Pruco Life of New Jersey may make a profit on the Insurance Charge if, over time, the actual costs of providing the guaranteed insurance obligations and other expenses under the Annuity are less than the amount we deduct for the Insurance Charge. To the extent we make a profit on the Insurance Charge, such profit may be used for any other corporate purpose.

The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In general, a given charge under the Annuity compensates us for our costs and risks related to that charge and may provide for a profit. However, it is possible that with respect to a particular obligation we have under this Annuity, we may be compensated not only by the charge specifically tied to that obligation, but also from one or more other charges we impose.

With regard to charges that are assessed as a percentage of the value of the Sub-account, please note that such charges are assessed through a reduction to the Unit value of your investment in  the Sub-account, and in that way reduce your Account Value.

Insurance Charge: We deduct an Insurance Charge daily based on the annualized rate shown in the “Summary of Contract Fees and Charges.” The charge is assessed against the assets allocated to the Sub-account. The Insurance Charge is the combination of the Mortality & Expense Risk Charge, the Administration Charge, and the Defined Income Benefit Charge. The Insurance Charge is intended to compensate Pruco Life of New Jersey for providing the insurance benefits under the Annuity, including the Annuity’s Death Benefit that provides guaranteed benefits to your Beneficiaries even if your Account Value declines, and the risk that persons we guarantee annuity payments to will live longer than our assumptions. The charge also covers administrative costs associated with providing the Annuity benefits, including preparation of the contract and prospectus, confirmation statements, annual account statements and annual reports, legal and accounting fees as well as various related expenses. Finally, the charge covers the risk that our assumptions about the mortality risks and expenses under the Annuity are incorrect and that we have agreed not to increase these charges over time despite our actual costs.  Finally, the charge compensates Pruco Life of New Jersey for providing the insurance benefits provided under the Defined Income Benefit, Guarantee Payments, and the Return of Purchase Payments Death Benefit.  As described in the “Summary of Contract Fees and Charges,” we may adjust the Defined Income Benefit Charge at any time on or after the 5th anniversary of your Issue Date up to the maximum amount reflected therein.  We will notify you in advance of any change in the Charge.

The Defined Income Benefit is neither optional nor revocable. However, if the Defined Income Benefit terminates according to the terms of the benefit, then the Defined Income Benefit Charge component of the Insurance Charge will no longer be assessed.We will not refund any charges you have paid.

Fees and Expenses Incurred by the Portfolio: The Portfolio incurs total annualized operating expenses comprised of an investment management fee, other expenses and any distribution and service (12b-1) fees or short sale expenses that may apply. These fees and expenses are reflected daily by the Portfolio before it provides Pruco Life of New Jersey with the net asset value as of the close of business each Valuation Day. More detailed information about fees and expenses can be found in the prospectus for the Portfolio.

Annual Maintenance Fee: Prior to Annuitization, we deduct an Annual Maintenance Fee. The Annual Maintenance Fee is equal to $50 or 2% of your Account Value, whichever is less. This fee will be deducted annually on the anniversary of the Issue Date of your Annuity or, if you surrender your Annuity during the Annuity Year, the fee is deducted at the time of surrender unless the surrender is taken within 30 days of most recently assessed Annual Maintenance Fee. The fee is taken from the Sub-account. The Annual Maintenance Fee is only deducted if the sum of the Purchase Payments at the time the fee is deducted is less than $100,000. We do not impose the Annual Maintenance Fee upon Annuitization (unless Annuitization occurs on an Annuity anniversary), or the payment of a Death Benefit.

Contingent Deferred Sales Charge (“CDSC”): The CDSC reimburses us for expenses related to sales and distribution of the Annuity, including commissions, marketing materials and other promotional expenses. We may deduct a CDSC if you surrender your Annuity or when you make a partial withdrawal. The CDSC is calculated as a percentage of your Purchase Payment being surrendered or withdrawn. The CDSC percentage varies with the number of years that have elapsed since each Purchase Payment being withdrawn was made. If a withdrawal is effective on the day before the anniversary of the date that the Purchase Payment being withdrawn was made, then the CDSC percentage as of the next following year will apply. The CDSC percentages are shown under “Summary of Contract Fees and Charges.”

With respect to a partial withdrawal, we calculate the CDSC by assuming that partial withdrawals are taken from Purchase Payments that have not been previously withdrawn, on a first-in, first-out basis, and subsequently from any other Account Value in the Annuity (such as gains). In a “gross” withdrawal, you request a specific withdrawal amount, with the understanding that the amount you actually receive is reduced by each applicable amount. In a “net” withdrawal, you request a withdrawal for an exact dollar amount, with the understanding that any amount deducted (e.g., for a CDSC) is taken from your remaining Account Value. If you request a gross withdrawal, you may receive less than the specified dollar amount, as any applicable CDSC and tax withholding would be deducted from the amount you requested. If you request a net withdrawal, a larger amount may be deducted from your Account Value in order for you to receive the specified dollar amount after any applicable CDSC, and tax withholding is assessed.

Under the Defined Income Benefit, Non-Lifetime Withdrawals, excluding those designated as Required Minimum Distributions, are subject to any applicable CDSC.  Lifetime Withdrawals in an Annuity Year that, in total, do not exceed the Guaranteed Income Amount are not subject to a CDSC.  Each withdrawal of Excess Income under the Defined Income Benefit is subject to any applicable CDSC.  Withdrawals of Excess Income will reduce the benefits under the Defined Income Benefit.  (Please see the “Living Benefit” and “Death Benefit” sections of this prospectus for information on the impact of withdrawals of Excess Income.)  Please be aware that under the Defined Income Benefit: (a) for a gross withdrawal, if the amount requested exceeds the Guaranteed Income Amount, the excess portion will be treated as Excess Income and (b) for a net withdrawal, if the amount you receive plus the amount of the CDSC deducted from your Account Value exceeds the Guaranteed Income Amount, the excess portion will be treated as Excess Income.

Upon surrender, we calculate a CDSC based on any Purchase Payments that have not been withdrawn. The amount of such Purchase Payments could be greater than your remaining Account Value. This could occur if you have made prior partial withdrawals or if your Account Value has declined in value due to negative market performance. Thus, for example, the CDSC could be greater than if it were calculated as a percentage of the remaining Account Value.

We may waive any applicable CDSC under certain circumstances described herein.

ANNUITY PAYMENT OPTION CHARGES
If you select a fixed payment option the amount of each fixed payment will depend on the Account Value of your Annuity when you elected to annuitize. There is no specific charge deducted from these payments; however, the amount of each annuity payment reflects assumptions about our insurance expenses. Also, a tax charge may apply.

EXCEPTIONS/REDUCTIONS TO FEES AND CHARGES
We may reduce or eliminate certain fees and charges or alter the manner in which the particular fee or charge is deducted. For example, we may reduce the amount of any CDSC or the length of time it applies, reduce or eliminate the amount of the Annual Maintenance Fee or reduce the portion of the total Insurance Charge that is deducted as an Administration Charge. We will not discriminate unfairly between Annuity purchasers if and when we reduce any fees and charges.

VALUING YOUR INVESTMENT

VALUING THE SUB-ACCOUNT

Currently only one Sub-account is available with the Annuity.  When you allocate Account Value to the Sub-account, you are purchasing Units of the Sub-account. The Sub-account invests exclusively in shares of an underlying Portfolio. The value of the Units fluctuates with the market fluctuations of the Portfolio. The value of the Units also reflects the daily accrual for the Insurance Charge.

Each Valuation Day, we determine the price for a Unit of the Sub-account, called the “Unit Price.” The Unit Price is used for determining the value of transactions involving Units of the Sub-account. We determine the number of Units involved in any transaction by dividing the dollar value of the transaction by the Unit Price of the Sub-account as of the Valuation Day. There may be different Unit Prices for the Sub-account to reflect possible variations in charges for the Defined Income Benefit. The Unit Price for the Units you purchase will be based on the total charges that apply to your Annuity.

PROCESSING AND VALUING TRANSACTIONS

Pruco Life of New Jersey is generally open to process financial transactions on those days that the New York Stock Exchange (NYSE) is open for trading. There may be circumstances where the NYSE does not open on a regularly scheduled date or time or closes at an earlier time than scheduled (normally 4:00 p.m. EST). Generally, financial transactions requested in Good Order before the close of regular trading on the NYSE will be processed according to the value next determined following the close of business. Financial transactions requested on a non-business day or after the close of regular trading on the NYSE will be processed based on the value next computed on the next Valuation Day. There may be circumstances when the opening or closing time of regular trading on the NYSE is different than other major stock exchanges, such as NASDAQ or the American Stock Exchange. Under such circumstances, the closing time of regular trading on the NYSE will be used when valuing and processing transactions.

The NYSE is closed on the following nationally recognized holidays: New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving, and Christmas. On those dates, we will not process any financial transactions involving purchase or redemption orders. Pruco Life of New Jersey will also not process financial transactions involving purchase or redemption orders or transfers on any day that:
•	trading on the NYSE is restricted;
•	an emergency, as determined by the SEC, exists making redemption or valuation of securities held in the Separate Account impractical; or
•	the SEC, by order, permits the suspension or postponement for the protection of security holders.

We have arrangements with certain selling firms, under which receipt by the firm in Good Order prior to our cut-off time on a given Valuation Day is treated as receipt by us on that Valuation Day for pricing purposes. Currently, we have such an arrangement with Citigroup Global Markets Inc. (“CGM”). We extend this pricing treatment to orders that you submit directly through CGM and to certain orders submitted through Morgan Stanley Smith Barney LLC (“MSSB”) where CGM serves as clearing firm for MSSB. Your MSSB registered representative can tell you whether your order will be cleared through CGM.  The arrangements with CGM and MSSB may be terminated at any time or modified in certain circumstances.

Initial Purchase Payments: We are required to allocate your initial Purchase Payment to the Sub-account within two (2) Valuation Days after we receive the Purchase Payment in Good Order at our Service Office. If we do not have all the required information to allow us to issue your Annuity, we may retain the Purchase Payment while we try to reach you or your representative to obtain all of our requirements. If we are unable to obtain all of our required information within five (5) Valuation Days, we are required to return the Purchase Payment to you at that time, unless you specifically consent to our retaining the Purchase Payment while we gather the required information. Once we obtain the required information, we will invest the Purchase Payment and issue an Annuity within two (2) Valuation Days. With respect to your initial Purchase Payment that is pending investment in our separate account, we may hold the amount temporarily in a suspense account and may earn interest on such amount. You will not be credited with interest during that period. As permitted by applicable law, the broker-dealer firm through which you purchase your Annuity may forward your initial Purchase Payment to us prior to approval of your purchase by a registered principal of the firm. These arrangements are subject to a number of regulatory requirements, including that until such time that we are notified of the firm’s principal approval and is provided with the application, or we are notified of the firm principal’s rejection, your funds will be held by us in a segregated bank account. In addition, we must promptly return your funds at your request prior to the firm’s principal approval or upon the firm’s rejection of the application. The monies held in the bank account will be held in a suspense account within our general account and we may earn interest on amounts held in that suspense account. You will not be credited with any interest earned on amounts held in that suspense account. The monies in such suspense account may be subject to our general creditors. Moreover, because the FINRA rule authorizing the use of such accounts is new, there may be uncertainty as to the segregation and treatment of such insurance company general account assets under applicable Federal and State laws.

Additional Purchase Payments: We will apply any additional Purchase Payments we accept on the Valuation Day that we receive the Purchase Payment at our Service Office in Good Order.

Scheduled Transactions: Scheduled transactions include transfers under systematic withdrawals, electronic funds transfers, Required Minimum Distributions, substantially equal periodic payments under section 72(t)/72(q) of the Code, and annuity payments. Scheduled transactions are processed and valued as of the date they are scheduled, unless the scheduled day is not a Valuation Day. In that case, the transaction will be processed and valued on the next Valuation Day, unless (with respect to Required Minimum Distributions, substantially equal periodic payments under Section 72(t)/72(q) of the Code, and annuity payments only), the next Valuation Day falls in the subsequent calendar year, in which case the transaction will be processed and valued on the prior Valuation Day.

Unscheduled Transactions: “Unscheduled” transactions include any other non-scheduled partial withdrawals or Surrenders. With respect to certain written requests to withdraw Account Value, we may seek to verify the requesting Owner’s signature. Specifically, we reserve the right to perform a signature verification for (a) any withdrawal exceeding a certain dollar amount and (b) a withdrawal exceeding a certain dollar amount if the payee is someone other than the Owner. In addition, we will not honor a withdrawal request in which the requested payee is the Financial Professional or agent of record. We reserve the right to request a signature guarantee with respect to a written withdrawal request. If we do perform a signature verification, we will pay the withdrawal proceeds within 7 days after the withdrawal request was received by us in Good Order, and will process the transaction in accordance with the discussion in “Processing And Valuing Transactions”

Medically-related Surrenders & Death Benefits: Medically-related surrender requests and Death Benefit claims require our review and evaluation before processing. We price such transactions as of the date we receive at our Service Office in Good Order all supporting documentation we require for such transactions.

We are generally required by law to pay any surrender request or death benefit claims from the Separate Account within 7 days of our receipt of your request in Good Order at our Service Office.

TAX CONSIDERATIONS

The tax considerations associated with an Annuity vary depending on whether the contract is (i) owned by an individual or non-natural person, and not associated with a tax-favored retirement plan, or (ii) held under a tax-favored retirement plan. We discuss the tax considerations for these categories of contracts below. The discussion is general in nature and describes only federal income tax law (not state or other tax laws). It is based on current law and interpretations, which may change. The information provided is not intended as tax advice. You should consult with a qualified tax advisor for complete information and advice. References to Purchase Payments below relate to your cost basis in your contract. Generally, your cost basis in a contract not associated with a tax-favored retirement plan is the amount you pay into your contract, or into annuities exchanged for your contract, on an after-tax basis less any withdrawals of such payments. Cost basis for a tax-favored retirement plan is provided only in limited circumstances, such as for contributions to a Roth IRA or nondeductible IRA. The discussion includes a description of certain spousal rights under the contract, and our administration of such spousal rights and related tax reporting comport with our understanding of the Defense of Marriage Act (which defines a “marriage” as a legal union between a man and a woman and a “spouse” as a person of the opposite sex). To the extent allowed by state law, we may offer certain spousal benefits to civil union couples, domestic partners or same-sex marriages. You should be aware, however, that federal tax law does not recognize civil union couples, domestic partners or marriage spouses of the same sex. Therefore, we cannot permit a same-sex civil union partner, domestic partner or spouse to continue the annuity within the meaning of the tax law upon the death of the first partner under the annuity’s “spousal continuance” provision. Please note there may be federal tax consequences at the death of the first same-sex civil union partner, domestic partner or spouse. Civil union couples, domestic partners and spouses of the same sex should consider that limitation before selecting a spousal benefit under the annuity.

NONQUALIFIED ANNUITY CONTRACTS

In general, as used in this prospectus, a Nonqualified Annuity is owned by an individual or non-natural person and is not associated with a tax-favored retirement plan.

Taxes Payable by You We believe the Annuity is an annuity contract for tax purposes. Accordingly, as a general rule, you should not pay any tax until you receive money under the contract. Generally, annuity contracts issued by the same company (and affiliates) to you during the same calendar year must be treated as one annuity contract for purposes of determining the amount subject to tax under the rules described below. Charges for investment advisory fees that are taken from the contract are treated as a partial withdrawal from the contract and will be reported as such to the contract Owner.

It is possible that the Internal Revenue Service (IRS) could assert that some or all of the charges for the optional benefits under the contract should be treated for federal income tax purposes as a partial withdrawal from the contract. If this were the case, the charge for this benefit could be deemed a withdrawal and treated as taxable to the extent there are earnings in the contract. Additionally, for Owners under age 59½, the taxable income attributable to the charge for the benefit could be subject to a tax penalty. If the IRS determines that the charges for one or more benefits under the contract are taxable withdrawals, then the sole or surviving Owner will be provided with a notice from us describing available alternatives regarding these benefits.

You must commence annuity payments or surrender your Annuity no later than the first day of the calendar month next following the maximum Annuity date for your Annuity. For some of our contracts, you are able to choose to defer the Annuity Date beyond the default Annuity date described in your Annuity. However, the IRS may not then consider your contract to be an annuity under the tax law.

Taxes on Withdrawals and Surrender If you make a withdrawal from your contract or surrender it before annuity payments begin, the amount you receive will be taxed as ordinary income, rather than as return of Purchase Payments, until all gain has been withdrawn. Once all gain has been withdrawn, payments will be treated as a nontaxable return of Purchase Payments until all Purchase Payments have been returned. After all Purchase Payments are returned, all subsequent amounts will be taxed as ordinary income. You will generally be taxed on any withdrawals from the contract while you are alive even if the withdrawal is paid to someone else. Withdrawals under any of the optional living benefits or as a systematic payment are taxed under these rules. If you assign or pledge all or part of your contract as collateral for a loan, the part assigned generally will be treated as a withdrawal and subject to income tax to the extent of gain. If you transfer your contract for less than full consideration, such as by gift, you will also trigger tax on any gain in the contract. This rule does not apply if you transfer the contract to your spouse or under most circumstances if you transfer the contract incident to divorce.

If you choose to receive payments under an interest payment option, or a Beneficiary chooses to receive a death benefit under an interest payment option, that election will be treated, for tax purposes, as surrendering your Annuity and will immediately subject any gain in the contract to income tax.

Taxes on Annuity Payments A portion of each annuity payment you receive will be treated as a partial return of your Purchase Payments and will not be taxed. The remaining portion will be taxed as ordinary income. Generally, the nontaxable portion is determined by multiplying the annuity payment you receive by a fraction, the numerator of which is your Purchase Payments (less any amounts previously received tax-free) and the denominator of which is the total expected payments under the contract. After the full amount of your Purchase Payments has been recovered tax-free, the full amount of the annuity payments will be taxable. If annuity payments stop due to the death of the Annuitant before the full amount of your Purchase Payments have been recovered, a tax deduction may be allowed for the unrecovered amount.

If your Account Value is reduced to zero but the Annuity remains in force due to a benefit provision, further distributions from the Annuity will be reported as annuity payments, using an exclusion ratio based upon the undistributed purchase payments in the Annuity and the total value of the anticipated future payments until such time as all Purchase Payments have been recovered. Please refer to your Annuity contract for the maximum Annuity Date, also described above.

Partial Annuitization Effective January 1, 2011, an individual may partially annuitize their non-qualified annuity if the contract so permits. The Small Business Jobs Act of 2010 included a provision which allows for a portion of a non-qualified annuity, endowment or life insurance contract to be annuitized while the balance is not annuitized. The annuitized portion must be paid out over 10 or more years or over the lives of one or more individuals. The annuitized portion of the contract is treated as a separate contract for purposes of determining taxability of the payments under IRC section 72. We do not currently permit partial annuitization.

Medicare Tax on Net Investment Income The Patient Protection and Affordable Care Act, also known as the 2010 Health Care Act, included a new Medicare tax on investment income. This new tax, which is effective in 2013, assesses a 3.8% surtax on the lesser of (1) net investment income or (2) the excess of “modified adjusted gross income” over a threshold amount. The “threshold amount” is $250,000 for married taxpayers filing jointly, $125,000 for married taxpayers filing separately, $200,000 for single taxpayers, and approximately $12,000 for trusts. The taxable portion of payments received as a withdrawal, surrender, annuity payment, death benefit payment or any other actual or deemed distribution under the contract will be considered investment income for purposes of this surtax.

Tax Penalty for Early Withdrawal from a Nonqualified Annuity Contract You may owe a 10% tax penalty on the taxable part of distributions received from your Nonqualified Annuity contract before you attain age 59½. Amounts are not subject to this tax penalty if:
•	the amount is paid on or after you reach age 59½ or die;
•	the amount received is attributable to your becoming disabled;
•
generally the amount paid or received is in the form of substantially equal payments (as defined in the Code) not less frequently than annually (please note that substantially equal payments must continue until the later of reaching age 59½ or 5 years and modification of payments during that time period will result in retroactive application of the 10% tax penalty); or

•	the amount received is paid under an immediate annuity contract (in which annuity payments begin within one year
•	of purchase).

Other exceptions to this tax may apply. You should consult your tax advisor for further details.

Special Rules in Relation to Tax-free Exchanges Under Section 1035
Section 1035 of the Code permits certain tax-free exchanges of a life insurance, annuity or endowment contract for an annuity. Partial surrenders may be treated in the same way as tax-free 1035 exchanges of entire contracts, therefore avoiding current taxation of the partially exchanged amount as well as the 10% tax penalty on pre-age 59½ withdrawals. In Revenue Procedure 2011-38, the IRS has indicated that, for exchanges on or after October 24, 2011, where there is a surrender or distribution from either the initial annuity contract or receiving annuity contract within 180 days of the date on which the partial exchange was completed, the IRS will apply general tax rules to determine the substance and treatment of the original transfer. We strongly urge you to discuss any transaction of this type with your tax advisor before proceeding with the transaction.

If an Annuity is purchased through a tax-free exchange of a life insurance, annuity or endowment contract that was purchased prior to August 14, 1982, then any Purchase Payments made to the original contract prior to August 14, 1982 will be treated as made to the new contract prior to that date. Generally, such pre-August 14, 1982 withdrawals are treated as a recovery of your investment in the contract first until Purchase Payments made before August 14, 1982 are withdrawn. Moreover, income allocable to Purchase Payments made before August 14, 1982, is not subject to the 10% tax penalty.

Taxes Payable by Beneficiaries
The Death Benefit is subject to ordinary income tax to the extent the distribution exceeds the cost basis in the contract.

The value of the Death Benefit, as determined under federal law, is also included in the Owner’s estate for federal estate tax purposes. Generally, the same tax rules described above would also apply to amounts received by your Beneficiary. Choosing an option other than a lump sum Death Benefit may defer taxes. Certain minimum distribution requirements apply upon your death, as discussed further below in the Annuity Qualification section. Tax consequences to the Beneficiary vary depending upon the Death Benefit payment option selected. Generally, for payment of the Death Benefit
•	As a lump sum payment: the Beneficiary is taxed in the year of payment on gain in the contract.
•	Within 5 years of death of Owner: the Beneficiary is taxed as amounts are withdrawn (in this case gain is treated as being distributed first).
•
Under an annuity or annuity settlement option with distribution beginning within one year of the date of death of the Owner: the Beneficiary is taxed on each payment (part will be treated as gain and part as return of Purchase Payments).

Considerations for Contingent Annuitants: We may allow the naming of a contingent Annuitant when a Nonqualified Annuity contract is held by a pension plan or a tax favored retirement plan, or held by a Custodial Account (as defined earlier in this prospectus). In such a situation, the Annuity may no longer qualify for tax deferral where the Annuity contract continues after the death of the Annuitant. However, tax deferral should be provided instead by the pension plan, tax favored retirement plan, or Custodial Account. We may also allow the naming of a contingent annuitant when a Nonqualified Annuity contract is held by an entity owner when such contracts do not qualify for tax deferral under the current tax law. This does not supersede any benefit language which may restrict the use of the contingent annuitant.

Reporting and Withholding on Distributions Taxable amounts distributed from an Annuity are subject to federal and state income tax reporting and withholding. In general, we will withhold federal income tax from the taxable portion of such distribution based on the type of distribution. In the case of an annuity or similar periodic payment, we will withhold as if you are a married individual with three (3) exemptions unless you designate a different withholding status. If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default. In the case of all other distributions, we will withhold at a 10% rate. You may generally elect not to have tax withheld from your payments. An election out of withholding must be made on forms that we provide. If you are a U.S. person (including resident alien), and your address of record is a non-U.S. address, we are required to withhold income tax unless you provide us with a U.S. residential address.

State income tax withholding rules vary and we will withhold based on the rules of your State of residence. Special tax rules apply to withholding for nonresident aliens, and we generally withhold income tax for nonresident aliens at a 30% rate. A different withholding rate may be applicable to a nonresident alien based on the terms of an existing income tax treaty between the United States and the nonresident alien’s country. Please refer to the discussion below regarding withholding rules for a Qualified Annuity. Regardless of the amount withheld by us, you are liable for payment of federal and state income tax on the taxable portion of annuity distributions. You should consult with your tax advisor regarding the payment of the correct amount of these income taxes and potential liability if you fail to pay such taxes.

Entity Owners
Where a contract is held by a non-natural person (e.g. a corporation), other than as an agent or nominee for a natural person (or in other limited circumstances), the contract will not be taxed as an annuity and increases in the value of the contract over its cost basis will be subject to tax annually.

Where a contract is issued to a Charitable Remainder Trust (CRT), the contract will not be taxed as an annuity and increases in the value of the contract over its cost basis will be subject to tax annually. As there are charges for the living benefits described elsewhere in this prospectus, and such charges reduce the contract value of the Annuity, trustees of the CRT should discuss with their legal advisors whether election of such living benefits violates their fiduciary duty to the remainder beneficiary.

Where a contract is issued to a trust, and such trust is characterized as a grantor trust under the Code, such contract shall not be considered to be held by a non-natural person and will be subject to the tax reporting and withholding requirements generally applicable to a Nonqualified Annuity. At this time, we will not issue an Annuity to grantor trusts with multiple grantors. At this time, we will not issue an Annuity to a grantor trust where the Grantor is not also the Annuitant. Where a previously issued contract was structured so that it is owned by a grantor trust but the Annuitant is not the grantor, then the contract is required to terminate upon the death of the grantor of the trust if the grantor pre-deceases the Annuitant under Section 72(s) of the Code. Under this circumstance, the contract value will be paid out to the Beneficiary and it is not eligible for the Death Benefit provided under the contract.

Annuity Qualification
Diversification And Investor Control. In order to qualify for the tax rules applicable to annuity contracts described above, the assets underlying the Sub-account of an Annuity must be diversified, according to certain rules under the Internal Revenue Code.  The ortfolio is required to diversify its investments each quarter so that no more than 55% of the value of its assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. Generally, securities of a single issuer are treated as one investment and obligations of each U.S. Government agency and instrumentality (such as the Government National Mortgage Association) are treated as issued by separate issuers. In addition, any security issued, guaranteed or insured (to the extent so guaranteed or insured) by the United States or an instrumentality of the U.S. will be treated as a security issued by the U.S. Government or its instrumentality, where applicable. We believe the Portfolio underlying the variable Investment Option of the Annuity meets these diversification requirements.

An additional requirement for qualification for the tax treatment described above is that we, and not you as the contract Owner, must have sufficient control over the underlying assets to be treated as the Owner of the underlying assets for tax purposes. While we also believe these investor control rules will be met, the Treasury Department may promulgate guidelines under which a variable annuity will not be treated as an annuity for tax purposes if persons with ownership rights have excessive control over the investments underlying such variable annuity. It is unclear whether such guidelines, if in fact promulgated, would have retroactive effect. It is also unclear what effect, if any, such guidelines might have on transfers between the Investment Options offered pursuant to this prospectus. We reserve the right to take any action, including modifications to your Annuity or the Investment Options, required to comply with such guidelines if promulgated. Any such changes will apply uniformly to affected Owners and will be made with such notice to affected Owners as is feasible under the circumstances.

Required Distributions Upon Your Death for Nonqualified Annuity Contracts. Upon your death, certain distributions must be made under the contract. The required distributions depend on whether you die before you start taking annuity payments under the contract or after you start taking annuity payments under the contract. If you die on or after the Annuity Date, the remaining portion of the interest in the contract must be distributed at least as rapidly as under the method of distribution being used as of the date of death. If you die before the Annuity Date, the entire interest in the contract must be distributed within 5 years after the date of death, or as periodic payments over a period not extending beyond the life or life expectancy of the designated Beneficiary (provided such payments begin within one year of your death). Your designated Beneficiary is the person to whom benefit rights under the contract pass by reason of death, and must be a natural person in order to elect a periodic payment option based on life expectancy or a period exceeding five years. Additionally, if the Annuity is payable to (or for the benefit of) your surviving spouse, that portion of the contract may be continued with your spouse as the Owner. For Nonqualified annuity contracts owned by a non-natural person, the required distribution rules apply upon the death of the Annuitant. This means that for a contract held by a non-natural person (such as a trust) for which there is named a co-annuitant, then such required distributions will be triggered by the death of the first co-annuitant to die.

Changes In Your Annuity. We reserve the right to make any changes we deem necessary to assure that your Annuity qualifies as an annuity contract for tax purposes. Any such changes will apply to all contract Owners and you will be given notice to the extent feasible under the circumstances.

QUALIFIED ANNUITY CONTRACTS

In general, as used in this prospectus, a Qualified Annuity is an Annuity contract with applicable endorsements for a tax-favored plan or a Nonqualified Annuity contract held by a tax-favored retirement plan.

The following is a general discussion of the tax considerations for Qualified Annuity contracts. This Annuity may or may not be available for all types of the tax-favored retirement plans discussed below. This discussion assumes that you have satisfied the eligibility requirements for any tax-favored retirement plan. Please consult your Financial Professional prior to purchase to confirm if this contract is available for a particular type of tax-favored retirement plan or whether we will accept the type of contribution you intend for this contract.

A Qualified annuity may typically be purchased for use in connection with:
•	Individual retirement accounts and annuities (IRAs), including inherited IRAs (which we refer to as a Beneficiary IRA), which are subject to Sections 408(a) and 408(b) of the Code;
•	Roth IRAs, including inherited Roth IRAs (which we refer to as a Beneficiary Roth IRA) under Section 408A of the Code;
•	A corporate Pension or Profit-sharing plan (subject to 401(a) of the Code);
•	H.R. 10 plans (also known as Keogh Plans, subject to 401(a) of the Code);
•	Tax Sheltered Annuities (subject to 403(b) of the Code, also known as Tax Deferred Annuities or TDAs);
•	Section 457 plans (subject to 457 of the Code).

A Nonqualified annuity may also be purchased by a 401(a) trust or custodial IRA or Roth IRA account, or a Section 457 plan, which can hold other permissible assets. The terms and administration of the trust or custodial account or plan in accordance with the laws and regulations for 401(a) plans, IRAs or Roth IRAs, or a Section 457 plan, as applicable, are the responsibility of the applicable trustee or custodian.

You should be aware that tax favored plans such as IRAs generally provide income tax deferral regardless of whether they invest in annuity contracts. This means that when a tax favored plan invests in an annuity contract, it generally does not result in any additional tax benefits (such as income tax deferral and income tax free transfers).

Types of Tax-Favored Plans

IRAS. If you buy an Annuity for use as an IRA, we will provide you a copy of the prospectus and contract. The “IRA Disclosure Statement” and “Roth IRA Disclosure Statement” which accompany the prospectus contain information about eligibility, contribution limits, tax particulars, and other IRA information. In addition to this information (some of which is summarized below), the IRS requires that you have a “Free Look” after making an initial contribution to the contract. During this time, you can cancel the Annuity by notifying us in writing, and we will refund all of the Purchase Payments under the Annuity (or, if provided by applicable state law, the amount credited under the Annuity, if greater), less any applicable federal and state income tax withholding.

Contributions Limits/Rollovers. Subject to the minimum Purchase Payment requirements of an Annuity, you may purchase an Annuity for an IRA in connection with a “rollover” of amounts from a qualified retirement plan, as a transfer from another IRA, or in conjunction with a rollover or transfer, by making a contribution consisting of your IRA contributions and catch-up contributions, if applicable, attributable to the prior year during the period from January 1 to April 15 (or the applicable due date of your federal income tax return, without extension), or as a current year contribution. In 2012 the contribution limit is $5,000. The contribution amount is indexed for inflation. The tax law also provides for a catch-up provision for individuals who are age 50 and above, allowing these individuals an additional $1,000 contribution each year. The catch-up amount is not indexed for inflation.

The “rollover” rules under the Code are fairly technical; however, an individual (or his or her surviving spouse) may generally “roll over” certain distributions from tax favored retirement plans (either directly or within 60 days from the date of these distributions) if he or she meets the requirements for distribution. Once you buy an Annuity, you can make regular IRA contributions under the Annuity (to the extent permitted by law). However, if you make such regular IRA contributions, you should note that you will not be able to treat the contract as a “conduit IRA”, which means that you will not retain possible favorable tax treatment if you subsequently “roll over” the contract funds originally derived from a qualified retirement plan or TDA into another Section 401(a) plan or TDA.

In some circumstances, non-spouse Beneficiaries may roll over to an IRA amounts due from qualified plans, 403(b) plans, and governmental 457(b) plans. However, the rollover rules applicable to non-spouse Beneficiaries under the Code are more restrictive than the rollover rules applicable to Owner/participants and spouse Beneficiaries. Generally, non-spouse Beneficiaries may roll over distributions from tax favored retirement plans only as a direct rollover, and if permitted by the plan. Under the Worker, Retiree and Employer Recovery Act of 2008, employer retirement plans are required to permit non-spouse Beneficiaries to roll over funds to an inherited IRA for plan years beginning after December 31, 2009. An inherited IRA must be directly rolled over from the employer plan or transferred from an IRA and must be titled in the name of the deceased (i.e., John Doe deceased for the benefit of Jane Doe). No additional contributions can be made to an inherited IRA.

Required Provisions. Contracts that are IRAs (or endorsements that are part of the contract) must contain certain provisions:
•	You, as Owner of the contract, must be the “Annuitant” under the contract (except in certain cases involving the division of property under a decree of divorce);
•	Your rights as Owner are non-forfeitable;
•	You cannot sell, assign or pledge the contract;
•	The annual contribution you pay cannot be greater than the maximum amount allowed by law, including catch-up contributions if applicable (which does not include any rollover amounts);
•	The date on which required minimum distributions must begin cannot be later than April 1st of the calendar year after the calendar year you turn age 70½; and
•	Death and annuity payments must meet “required minimum distribution” rules described below.

Usually, the full amount of any distribution from an IRA (including a distribution from this contract) which is not a rollover is taxable. As taxable income, these distributions are subject to the general tax withholding rules described earlier regarding a Nonqualified Annuity. In addition to this normal tax liability, you may also be liable for the following, depending on your actions:
•	A 10% early withdrawal penalty described below;
•	Liability for “prohibited transactions” if you, for example, borrow against the value of an IRA; or
•	Failure to take a required minimum distribution, also described below.

SEPs. SEPs are a variation on a standard IRA, and contracts issued to a SEP must satisfy the same general requirements described under IRAs (above). There are, however, some differences:
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If you participate in a SEP, you generally do not include in income any employer contributions made to the SEP on your behalf up to the lesser of (a) $50,000 in 2012 ($49,000 in 2011) or (b) 25% of your taxable compensation paid by the contributing employer (not including the employer’s SEP contribution as compensation for these purposes). However, for these purposes, compensation in excess of certain limits established by the IRS will not be considered. In 2012, this limit is $250,000 ($245,000 for 2011);

•	SEPs must satisfy certain participation and nondiscrimination requirements not generally applicable to IRAs; and
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SEPs that contain a salary reduction or “SARSEP” provision prior to 1997 may permit salary deferrals up to $17,000 in 2012 with the employer making these contributions to the SEP. However, no new “salary reduction” or “SARSEPs” can be established after 1996. Individuals participating in a SARSEP who are age 50 or above by the end of the year will be permitted to contribute an additional $5,500 in 2012. These amounts are indexed for inflation. Not all Annuities issued by us are available for SARSEPs. You will also be provided the same information, and have the same “Free Look” period, as you would have if you purchased the contract for a standard IRA.

ROTH IRAs. The “Roth IRA Disclosure Statement” contains information about eligibility, contribution limits, tax particulars and other Roth IRA information. Like standard IRAs, income within a Roth IRA accumulates tax-free, and contributions are subject to specific limits. Roth IRAs have, however, the following differences:
•	Contributions to a Roth IRA cannot be deducted from your gross income;
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“Qualified distributions” from a Roth IRA are excludable from gross income. A “qualified distribution” is a distribution that satisfies two requirements: (1) the distribution must be made (a) after the Owner of the IRA attains age 59½; (b) after the Owner’s death; (c) due to the Owner’s disability; or (d) for a qualified first time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Code; and (2) the distribution must be made in the year that is at least five tax years after the first year for which a contribution was made to any Roth IRA established for the Owner or five years after a rollover, transfer, or conversion was made from a traditional IRA to a Roth IRA. Distributions from a Roth IRA that are not qualified distributions will be treated as made first from contributions and then from earnings and earnings will be taxed generally in the same manner as distributions from a traditional IRA.

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If eligible (including meeting income limitations and earnings requirements), you may make contributions to a Roth IRA after attaining age 70½, and distributions are not required to begin upon attaining such age or at any time thereafter.

Subject to the minimum Purchase Payment requirements of an Annuity, you may purchase an Annuity for a Roth IRA in connection with a “rollover” of amounts of another traditional IRA, SEP, SIMPLE-IRA, employer sponsored retirement plan (under sections 401(a) or 403(b) of the Code) or Roth IRA; or, if you meet certain income limitations, in conjunction with a rollover or transfer, by making a contribution consisting of your Roth IRA contributions and catch-up contributions, if applicable, attributable to the prior year during the period from January 1 to April 15 (or the applicable due date of your federal income tax return, without extension), or as a current year contribution. The Code permits persons who receive certain qualifying distributions from such non-Roth IRAs, to directly rollover or make, within 60 days, a “rollover” of all or any part of the amount of such distribution to a Roth IRA which they establish. The conversion of non-Roth accounts triggers current taxation (but is not subject to a 10% early distribution penalty). Once an Annuity has been purchased, regular Roth IRA contributions will be accepted to the extent permitted by law. In addition, an individual receiving an eligible rollover distribution from a designated Roth account under an employer plan may roll over the distribution to a Roth IRA even if the individual is not eligible to make regular contributions to a Roth IRA. Non-spouse Beneficiaries receiving a distribution from an employer sponsored retirement plan under sections 401(a) or 403(b) of the Code can also directly roll over eligible rollover distribution to a Roth IRA. However, it is our understanding of the Code that non-spouse Beneficiaries cannot “rollover” benefits from a traditional IRA to a Roth IRA.

TDAs. In general, you may own a Tax Deferred Annuity (also known as a TDA, Tax Sheltered Annuity (TSA), 403(b) plan or 403(b) annuity) if you are an employee of a tax-exempt organization (as defined under Code Section 501(c)(3)) or a public educational organization, and you may make contributions to a TDA so long as your employer maintains such a plan and your rights to the annuity are non-forfeitable. Contributions to a TDA, and any earnings, are not taxable until distribution. You may also make contributions to a TDA under a salary reduction agreement, generally up to a maximum of $17,000 in 2012. Individuals participating in a TDA who are age 50 or above by the end of the year will be permitted to contribute an additional $5,500 in 2012. This amount is indexed for inflation. Further, you may roll over TDA amounts to another TDA or an IRA. You may also roll over TDA amounts to a qualified retirement plan, a SEP and a 457 government plan. A contract may generally only qualify as a TDA if distributions of salary deferrals (other than “grandfathered” amounts held as of December 31, 1988) may be made only on account of:
•	Your attainment of age 59½;
•	Your severance of employment;
•	Your death;
•	Your total and permanent disability; or
•	Hardship (under limited circumstances, and only related to salary deferrals, not including earnings attributable to these amounts).

In any event, you must begin receiving distributions from your TDA by April 1st of the calendar year after the calendar year you turn age 70½ or retire, whichever is later. These distribution limits do not apply either to transfers or exchanges of investments under the contract, or to any “direct transfer” of your interest in the contract to another employer’s TDA plan or mutual fund “custodial account” described under Code Section 403(b)(7). Employer contributions to TDAs are subject to the same general contribution, nondiscrimination, and minimum participation rules applicable to “qualified” retirement plans.

Caution: Under IRS regulations we can accept contributions, transfers and rollovers only if we have entered into an informationsharing agreement, or its functional equivalent, with the applicable employer or its agent. In addition, in order to comply with the regulations, we will only process certain transactions (e.g., transfers, withdrawals, hardship distributions and, if applicable, loans) with employer approval. This means that if you request one of these transactions we will not consider your request to be in Good Order, and will not therefore process the transaction, until we receive the employer’s approval in written or electronic form.

Required Minimum Distributions and Payment Options If you hold the contract under an IRA (or other tax-favored plan), required minimum distribution rules must be satisfied. This means that generally payments must start by April 1 of the year after the year you reach age 70½ and must be made for each year thereafter. For a TDA or a 401(a) plan for which the participant is not a greater than 5% Owner of the employer, this required beginning date can generally be deferred to retirement, if later. Roth IRAs are not subject to these rules during the Owner’s lifetime. The amount of the payment must at least equal the minimum required under the IRS rules. Several choices are available for calculating the minimum amount. More information on the mechanics of this calculation is available on request. Please contact us at a reasonable time before the IRS deadline so that a timely distribution is made. Please note that there is a 50% tax penalty on the amount of any required minimum distribution not made in a timely manner. Required minimum distributions are calculated based on the sum of the Account Value and the actuarial value of the living and death benefits riders that you have purchased under the contract. As a result, the required minimum distributions may be larger than if the calculation were based on the Account Value only, which may in turn result in an earlier (but not before the required beginning date) distribution of amounts under the Annuity and an increased amount of taxable income distributed to the Annuity Owner, and a reduction of payments under the living and death benefit riders. You can use the Minimum Distribution option to satisfy the required minimum distribution rules for the Annuity without either beginning annuity payments or surrendering the Annuity. We will distribute to you the required minimum distribution amount, less any other partial withdrawals that you made during the year. Such amount will be based on the value of the contract as of December 31 of the prior year, but is determined without regard to other contracts you may own.

Although the IRS rules determine the required amount to be distributed from your IRA each year, certain payment alternatives are still available to you. If you own more than one IRA, you can choose to satisfy your minimum distribution requirement for each of your IRAs by withdrawing that amount from any of your IRAs. If you inherit more than one IRA or more than one Roth IRA from the same Owner, similar rules apply.

Charitable IRA Distributions.
The Pension Protection Act of 2006 included a charitable giving incentive permitting tax-free IRA distributions for charitable purposes. The Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 extended this provision until the end of 2011. As of 2012, this provision expired and has not been extended. It is possible Congress will extend this provision retroactively to include some or all of 2012.

For distributions in tax years beginning after 2005 and before 2012, the Act provides an exclusion from gross income, up to $100,000 for otherwise taxable IRA distributions from a traditional or Roth IRA that are qualified charitable distributions. To constitute a qualified charitable distribution, the distribution must be made (1) directly by the IRA trustee to certain qualified charitable organizations and (2) on or after the date the IRA owner attains age 70½. Distributions that are excluded from income under this provision are not taken into account in determining the individual’s deductions, if any, for charitable contributions. The IRS has indicated that an IRA trustee is not responsible for determining whether a distribution to a charity is one that satisfies the requirements for the new income tax exclusion added by the Pension Protection Act. As a result the general rules for reporting IRA distributions apply.

Required Distributions Upon Your Death for Qualified Annuity Contracts Upon your death under an IRA, Roth IRA, 403(b) or other employer sponsored plan, the designated Beneficiary may generally elect to continue the contract and receive required minimum distributions under the contract instead of receiving the Death Benefit in a single payment. The available payment options will depend on whether you die before the date required minimum distributions under the Code were to begin, whether you have named a designated Beneficiary and whether that Beneficiary is your surviving spouse.
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If you die after a designated Beneficiary has been named, the Death Benefit must be distributed by December 31st of the year including the five year anniversary of the date of death, or as periodic payments not extending beyond the life or life expectancy of the designated Beneficiary (as long as payments begin by December 31st of the year following the year of death). However, if your surviving spouse is the Beneficiary, the Death Benefit can be paid out over the life or life expectancy of your spouse with such payments beginning no later than December 31st of the year following the year of death or December 31st of the year in which you would have reached age 70½, whichever is later. Additionally, if the contract is payable to (or for the benefit of) your surviving spouse as sole primary beneficiary, the contract may be continued with your spouse as the Owner.

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If you die before a designated Beneficiary is named and before the date required minimum distributions must begin under the Code, the Death Benefit must be paid out by December 31st of the year including the five year anniversary of the date of death. For contracts where multiple Beneficiaries have been named and at least one of the Beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into separate accounts by December 31st of the year following the year of death, such contract is deemed to have no designated Beneficiary. A designated Beneficiary may elect to apply the rules for no designated Beneficiary if those would provide a smaller payment requirement.

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If you die before a designated Beneficiary is named and after the date required minimum distributions must begin under the Code, the Death Benefit must be paid out at least as rapidly as under the method then in effect. For contracts where multiple Beneficiaries have been named and at least one of the Beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into separate accounts by December 31st of the year following the year of death, such contract is deemed to have no designated Beneficiary. A designated Beneficiary may elect to apply the rules for no designated Beneficiary if those would provide a smaller payment requirement.

A Beneficiary has the flexibility to take out more each year than mandated under the required minimum distribution rules. Until withdrawn, amounts in a Qualified Annuity contract continue to be tax deferred. Amounts withdrawn each year, including amounts that are required to be withdrawn under the required minimum distribution rules, are subject to tax. You may wish to consult a professional tax advisor for tax advice as to your particular situation.

For a Roth IRA, if death occurs before the entire interest is distributed; the Death Benefit must be distributed under the same rules applied to IRAs where death occurs before the date required minimum distributions must begin under the Code.

Tax Penalty for Early Withdrawals from Qualified Annuity Contracts You may owe a 10% tax penalty on the taxable part of distributions received from an IRA, SEP, Roth IRA, TDA or qualified retirement plan before you attain age 59½. Amounts are not subject to this tax penalty if:
•	the amount is paid on or after you reach age 59½ or die;
•	the amount received is attributable to your becoming disabled; or
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generally the amount paid or received is in the form of substantially equal payments (as defined in the Code) not less frequently than annually. (Please note that substantially equal payments must continue until the later of reaching age 59½ or 5 years. Modification of payments or additional contributions to the contract during that time period will result in retroactive application of the 10% tax penalty.)

Other exceptions to this tax may apply. You should consult your tax advisor for further details.

Withholding
We will withhold federal income tax at the rate of 20% for any eligible rollover distribution paid by us to or for a plan participant, unless such distribution is “directly” rolled over into another qualified plan, IRA (including the IRA variations described above), SEP, 457 government plan or TDA. An eligible rollover distribution is defined under the tax law as a distribution from an employer plan under 401(a), a TDA or a 457 governmental plan, excluding any distribution that is part of a series of substantially equal payments (at least annually) made over the life expectancy of the employee or the joint life expectancies of the employee and his designated Beneficiary, any distribution made for a specified period of 10 years or more, any distribution that is a required minimum distribution and any hardship distribution. Regulations also specify certain other items which are not considered eligible rollover distributions. We will not withhold for payments made from trustee owned contracts or for payments under a 457 plan. For all other distributions, unless you elect otherwise, we will withhold federal income tax from the taxable portion of such distribution at an appropriate percentage. The rate of withholding on annuity payments where no mandatory withholding is required is determined on the basis of the withholding certificate that you file with us. If you do not file a certificate, we will automatically withhold federal taxes on the following basis:
•	For any annuity payments not subject to mandatory withholding, you will have taxes withheld by us as if you are a married individual, with 3 exemptions
•	If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default; and
•	For all other distributions, we will withhold at a 10% rate.

We will provide you with forms and instructions concerning the right to elect that no amount be withheld from payments in the ordinary course. However, you should know that, in any event, you are liable for payment of federal income taxes on the taxable portion of the distributions, and you should consult with your tax advisor to find out more information on your potential liability if you fail to pay such taxes. There may be additional state income tax withholding requirements.

ERISA Requirements
ERISA (the “Employee Retirement Income Security Act of 1974”) and the Code prevent a fiduciary and other “parties in interest” with respect to a plan (and, for these purposes, an IRA would also constitute a “plan”) from receiving any benefit from any party dealing with the plan, as a result of the sale of the contract. Administrative exemptions under ERISA generally permit the sale of insurance/annuity products to plans, provided that certain information is disclosed to the person purchasing the contract. This information has to do primarily with the fees, charges, discounts and other costs related to the contract, as well as any commissions paid to any agent selling the contract. Information about any applicable fees, charges, discounts, penalties or adjustments may be found in the applicable sections of this prospectus. Information about sales representatives and commissions may be found in the sections of this prospectus addressing distribution of the Annuity.

Other relevant information required by the exemptions is contained in the contract and accompanying documentation. Please consult with your tax advisor if you have any questions about ERISA and these disclosure requirements.

Spousal Consent Rules for Retirement Plans – Qualified Contracts If you are married at the time your payments commence, you may be required by federal law to choose an income option that provides survivor annuity income to your spouse, unless your spouse waives that right. Similarly, if you are married at the time of your death, federal law may require all or a portion of the Death Benefit to be paid to your spouse, even if you designated someone else as your Beneficiary. A brief explanation of the applicable rules follows. For more information, consult the terms of your retirement arrangement.

Defined Benefit Plans and Money Purchase Pension Plans.
If you are married at the time your payments commence, federal law requires that benefits be paid to you in the form of a “qualified joint and survivor annuity” (QJSA), unless you and your spouse waive that right, in writing. Generally, this means that you will receive a reduced payment during your life and, upon your death, your spouse will receive at least one-half of what you were receiving for life. You may elect to receive another income option if your spouse consents to the election and waives his or her right to receive the QJSA. If your spouse consents to the alternative form of payment, your spouse may not receive any benefits from the plan upon your death. Federal law also requires that the plan pay a Death Benefit to your spouse if you are married and die before you begin receiving your benefit. This benefit must be available in the form of an annuity for your spouse’s lifetime and is called a “qualified pre-retirement survivor annuity” (QPSA). If the plan pays Death Benefits to other Beneficiaries, you may elect to have a Beneficiary other than your spouse receive the Death Benefit, but only if your spouse consents to the election and waives his or her right to receive the QPSA. If your spouse consents to the alternate Beneficiary, your spouse will receive no benefits from the plan upon your death. Any QPSA waiver prior to your attaining age 35 will become null and void on the first day of the calendar year in which you attain age 35, if still employed.

Defined Contribution Plans (including 401(k) Plans and ERISA 403(b) Annuities). Spousal consent to a distribution is generally not required. Upon your death, your spouse will receive the entire Death Benefit, even if you designated someone else as your Beneficiary, unless your spouse consents in writing to waive this right. Also, if you are married and elect an annuity as a periodic income option, federal law requires that you receive a QJSA (as described above), unless you and your spouse consent to waive this right.

IRAs, non-ERISA 403(b) Annuities, and 457 Plans.
Spousal consent to a distribution usually is not required. Upon your death, any Death Benefit will be paid to your designated Beneficiary.

Gifts and Generation-skipping Transfers
If you transfer your contract to another person for less than adequate consideration, there may be gift tax consequences in addition to income tax consequences. Also, if you transfer your contract to a person two or more generations younger than you (such as a grandchild or grandniece) or to a person that is more than 371/2 years younger than you, there may be generation-skipping transfer tax consequences.

Additional Information
For additional information about federal tax law requirements applicable to IRAs and Roth IRAs, see the IRA Disclosure Statement or Roth IRA Disclosure Statement, as applicable.

OTHER INFORMATION

PRUCO LIFE OF NEW JERSEY AND THE SEPARATE ACCOUNT

Pruco Life of New Jersey. Pruco Life Insurance Company of New Jersey (Pruco Life of New Jersey) is a stock life insurance company organized in 1982 under the laws of the State of New Jersey. It is licensed to sell life insurance and annuities in New Jersey and New York, and accordingly is subject to the laws of each of those states. Pruco Life of New Jersey  is an indirect wholly-owned subsidiary of The Prudential Insurance Company of America (Prudential), a New Jersey stock life insurance company that has been doing business since 1875. Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc. (Prudential Financial), a New Jersey insurance holding company. No company other than Pruco Life of New Jersey has any legal responsibility to pay amounts that it owes under its annuity contracts. Among other things, this means that where you participate in the Defined Income Benefit and the value of that benefit exceeds your current Account Value, you would rely solely on the ability of Pruco Life of New Jersey to make payments under the benefit out of its own assets. As Pruco Life of New Jersey’s ultimate parent, Prudential Financial, however, exercises significant influence over the operations and capital structure of Pruco Life of New Jersey.

 Pruco Life of New Jersey will provide to each person, including any beneficial Owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference into the prospectus but not delivered with the prospectus. Such information will be provided upon written or oral request at no cost to the requester by writing to Pruco Life Insurance Company of New Jersey, One Corporate Drive, Shelton, CT 06484 or by calling 800-752-6342. Pruco Life of New Jersey files periodic reports as required under the Exchange Act. The public may read and copy any materials that Pruco Life of New Jersey files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 202-551-8090. The SEC maintains an Internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC (see http://www.sec.gov). Our internet address is http://www.prudentialannuities.com.

Pruco Life of New Jersey conducts the bulk of its operations through staff employed by it or by affiliated companies within the Prudential Financial family. Certain discrete functions have been delegated to non-affiliates that could be deemed “service providers” or “administrators” under the Investment Company Act of 1940. The entities engaged by Pruco Life of New Jersey may change over time. As of December 31, 2012, non-affiliated entities that could be deemed service providers to Pruco Life of New Jersey and/or another insurer within the Prudential Annuities business unit consisted of the following: Alliance-One Services Inc. (administration of variable life policies) located at 55 Hartland Street, East Hartford CT 06108, Ascensus (qualified plan administrator) located at 200 Dryden Road, Dresher, PA 19025, Alerus Retirement Solutions (qualified plan administrator), State Street Financial Center One, Lincoln Street, Boston, MA 02111, Aprimo (fulfillment of marketing materials), 510 East 96th Street, Suite 300, Indianapolis, IN 46240, Aplifi (order entry systems provider) located at 555 SW 12th Ave, Suite 202, Pompano Beach, FL 33069, Broadridge Investor Communication Solutions, Inc. (proxy tabulation services), 51 Mercedes Way, Edgewood, NY 11717, Consona (maintenance and storage of administrative documents), 333 Allegheny Avenue, Suite 301 North, Oakmont, PA 15139-2066, Depository Trust & Clearing Corporation (clearing and settlement services), 55 Water Street, 26th Floor, New York, NY 10041, DG3 North America, Inc. (proxy and prospectus printing and mailing services), 100 Burma Road, Jersey City, NJ 07305, DST Systems, Inc. (clearing and settlement services), 4900 Main, 7th Floor, Kansas City, MO 64112, EBIX, Inc. (order-entry system), 5 Concourse Parkway, Suite 3200, Atlanta, GA 30328, ExlService Holdings, Inc., (administration of annuity contracts), 350 Park Avenue, 10th Floor, New York, NY 10022, Diversified Information Technologies Inc. (records management), 123 Wyoming Avenue, Scranton, PA 18503, Fiserv (composition, printing and mailing of confirmation and quarterly statements), 881 Main Street, Manchester, CT 06040, Fosdick Fulfillment Corp. (fulfillment of prospectuses and marketing materials), 26 Barnes Industrial Park Road, North Wallingford, CT 06492, Insurance Technologies (annuity illustrations), 38120 Amrhein Ave., Livonia, MI 48150, Morningstar Associates LLC (asset allocation recommendations) , 225 West Wacker Drive Chicago, IL 60606, National Financial Services (clearing and settlement services), NEPS, LLC (composition, printing, and mailing of contracts and benefit documents), 12 Manor Parkway, Salem, NJ 03079, Pershing LLC (order-entry systems provider), One Pershing Plaza, Jersey City, NJ 07399, RR Donnelley Receivables, Inc. (printing annual reports and prospectuses), 111 South Wacker Drive, Chicago, IL 60606-4301, Skywire Software (composition, printing, and mailing of contracts and benefit documents), 150 Post Street, Suite 500, San Francisco, CA 94108, VG Reed & Sons, Inc. (printing and fulfillment of annual reports), 1002 South 12th Street, Louisville, KY 40210, William B. Meyer (printing and fulfillment of prospectuses and marketing materials), 255 Long Beach Boulevard, Stratford, CT 06615, Right Now Technologies (business information repository), 136 Enterprise Blvd, Bozeman, MT 59718, The Harty Press (print vendor for client communications) 25 James Street, New Haven, CT 06513.

The Separate Account. We have established a Separate Account, the Pruco Life of New Jersey Flexible Premium Variable Annuity Account (Separate Account), to hold the assets that are associated with the variable annuity contracts. The Separate Account was established under New Jersey law on May 20, 1996, and is registered with the SEC under the Investment Company Act of 1940 as a unit investment trust, which is a type of investment company. The assets of the Separate Account are held in the name of Pruco Life of New Jersey and legally belong to us. These assets are kept separate from all of our other assets and may not be charged with liabilities arising out of any other business we may conduct. Income, gains, and losses, whether or not realized, for assets allocated to the Separate Account are, in accordance with the Annuity, credited to or charged against the Separate Account without regard to other income, gains, or losses of Pruco Life of New Jersey. The obligations under the Annuity are those of Pruco Life of New Jersey, which is the issuer of the Annuity and the depositor of the Separate Account. More detailed information about Pruco Life of New Jersey, including its audited consolidated financial statements, is provided in the Statement of Additional Information.

We may offer new Sub-accounts, eliminate Sub-accounts, or combine Sub-accounts at our sole discretion. We may also close Sub-accounts to additional Purchase Payments on existing Annuities or close Sub-accounts for Annuities purchased on or after specified dates. We will first notify you and receive any necessary SEC and/or state approval before making such a change. If an underlying mutual fund is liquidated, we will ask you to reallocate any amount in the liquidated fund. If you do not reallocate these amounts, we will reallocate such amounts only in accordance with guidance provided by the SEC or its staff (or after obtaining an order from the SEC, if required). We reserve the right to substitute underlying portfolios, as allowed by applicable law. If we make a fund substitution or change, we may change the Annuity contract to reflect the substitution or change. We do not control the underlying mutual funds, so we cannot guarantee that any of those funds will always be available.

If you are enrolled in an electronic or automatic investment program while an underlying fund merger, substitution or liquidation takes place, unless otherwise noted in any communication from us, your Account Value invested in such underlying fund will be transferred automatically to the designated surviving fund in the case of mergers, the replacement fund in the case of substitutions. Your enrollment instructions will be automatically updated to reflect the surviving fund or the replacement fund for any continued and future investments.

Service Fees Payable to Pruco Life of New Jersey
Pruco Life of New Jersey and/or our affiliates may receive substantial and varying administrative service payments and “revenue sharing” payments from the Portfolio or related parties. Administrative services payments compensate us for providing administrative services with respect to Annuity Owners invested indirectly in the Portfolio, which include duties such as recordkeeping shareholder services, and the mailing of periodic reports.  The administrative services fees we receive from affiliates originate from the assets of the Portfolio itself and/or the assets of the Portfolio’s investment advisor.  In recognition of the administrative services provided by the relevant affiliated insurance companies, the investment advisor to the Portfolio also may make “revenue sharing” payments to such affiliated insurance companies. In any case, the existence of these payments tends to increase the overall cost of investing in the Portfolio. These payments benefit us financially.

We collect these payments and fees under agreements between us and a Portfolio’s principal underwriter, transfer agent, investment advisor and/or other entities related to the Portfolio.

With respect to administrative services fees, the fee (as of the date of this prospectus) that we expect to receive is equal to 0.40 of the average assets allocated to the Portfolio under the Annuity. We expect to make a profit on these fees.

In addition, the investment advisor, sub-advisor or distributor of the Portfolio may also compensate us by providing reimbursement, defraying the costs of, or paying directly for, among other things, marketing and/or administrative services and/or other services they provide in connection with the Annuity. These services may include, but are not limited to: sponsoring or co-sponsoring various promotional, educational or marketing meetings and seminars attended by distributors, wholesalers, and/or broker dealer firms’ registered representatives, and creating marketing material discussing the contract, available options, and the Portfolio. The amounts paid depend on the nature of the meetings, the number of meetings attended by the advisor, sub-advisor, or distributor, the number of participants and attendees at the meetings, the costs expected to be incurred, and the level of the advisor’s, sub-advisor’s or distributor’s participation. These payments or reimbursements may not be offered by all advisors, sub-advisors, or distributors, and the amounts of such payments may vary between and among each advisor, sub-advisor, and distributor depending on their respective participation.

LEGAL STRUCTURE OF THE UNDERLYING FUND

The underlying mutual fund is registered as an open-end management investment company under the Investment Company Act of 1940. Shares of the underlying mutual fund Portfolio are sold to Separate Accounts of life insurance companies offering variable annuity and variable life insurance products. The shares may also be sold directly to qualified pension and retirement plans.

Voting Rights
We are the legal owner of the shares of the underlying mutual fund in which the Sub-account invests. However, under current SEC rules, you have voting rights in relation to Account Value maintained in the Sub-account. If an underlying mutual fund portfolio requests a vote of shareholders, we will vote our shares based on instructions received from Owners with Account Value allocated to the Sub-account. Owners have the right to vote an amount equal to the number of shares attributable to their contracts. If we do not receive voting instructions in relation to certain shares, we will vote those shares in the same manner and proportion as the shares for which we have received instructions. This voting procedure is sometimes referred to as “mirror voting” because, as indicated in the immediately preceding sentence, we mirror the votes that are actually cast, rather than decide on our own how to vote. We will also “mirror vote” shares that are owned directly by us or an affiliate (excluding shares held in the separate account of an affiliated insurer). In addition, because all the shares of a given mutual fund held within our Separate Account are legally owned by us, we intend to vote all of such shares when that underlying fund seeks a vote of its shareholders. As such, all such shares will be counted towards whether there is a quorum at the underlying fund’s shareholder meeting and towards the ultimate outcome of the vote. Thus, under “mirror voting”, it is possible that the votes of a small percentage of contract holders who actually vote will determine the ultimate outcome. We will furnish those Owners who have Account Value allocated to the Sub-account whose underlying mutual fund portfolio has requested a “proxy” vote with proxy materials and the necessary forms to provide us with their voting instructions. Generally, you will be asked to provide instructions for us to vote on matters such as changes in a fundamental investment strategy, adoption of a new investment advisory agreement, or matters relating to the structure of the underlying mutual fund that require a vote of shareholders. We reserve the right to change the voting procedures described above if applicable SEC rules change.

Advanced Series Trust (the “Trust”) has obtained an exemption from the Securities and Exchange Commission that permits its co-investment advisers, AST Investment Services, Inc. and Prudential Investments LLC, subject to approval by the Board of Trustees of the Trust, to change sub-advisors for the Portfolio and to enter into new sub-advisory agreements, without obtaining shareholder approval of the changes. This exemption (which is similar to exemptions granted to other investment companies that are organized in a similar manner as the Trust) is intended to facilitate the efficient supervision and management of the sub-advisors by AST Investment Services, Inc., Prudential Investments LLC and the Trustees. The Trust is required, under the terms of the exemption, to provide certain information to shareholders following these types of changes. We may add new Sub-accounts that invest in a series of underlying funds other than the Trust. Such series of funds may have a similar order from the SEC.

Material Conflicts
It is possible that differences may occur between companies that offer shares of an underlying mutual fund portfolio to their respective Separate Accounts issuing variable annuities and/or variable life insurance products. Differences may also occur surrounding the offering of an underlying mutual fund portfolio to variable life insurance policies and variable annuity contracts that we offer. Under certain circumstances, these differences could be considered “material conflicts”, in which case we would take necessary action to protect persons with voting rights under our variable annuity contracts and variable life insurance policies against persons with voting rights under other insurance companies’ variable insurance products. If a “material conflict” were to arise between Owners of variable annuity contracts and variable life insurance policies issued by us we would take necessary action to treat such persons equitably in resolving the conflict. “Material conflicts” could arise due to differences in voting instructions between Owners of variable life insurance and variable annuity contracts of the same or different companies. We monitor any potential conflicts that may exist.

Confirmations, Statements, and Reports
We send any statements and reports required by applicable law or regulation to you at your last known address of record. You should therefore give us prompt notice of any address change. We reserve the right, to the extent permitted by law and subject to your prior consent, to provide any prospectus, prospectus supplements, confirmations, statements and reports required by applicable law or regulation to you through our Internet Website at www.prudentialannuities.com or any other electronic means, including diskettes or CD ROMs. We generally send a confirmation statement to you each time a financial transaction is made affecting Account Value, such as making additional Purchase Payments, exchanges or withdrawals. We also send quarterly statements detailing the activity affecting your Annuity during the calendar quarter, if there have been transactions during the quarter. We may confirm regularly scheduled transactions, including, but not limited to the Annual Maintenance Fee, systematic withdrawals (including 72(t)/72(q) payments and Required Minimum Distributions), and electronic funds transfer  in quarterly statements instead of confirming them immediately. You should review the information in these statements carefully. You may request additional reports or copies of reports previously sent. We reserve the right to charge $50 for each such additional or previously sent report, but may waive that charge in the future. We will also send an annual report and a semi-annual report containing applicable financial statements for the Portfolio to Owners or, with your prior consent, make such documents available electronically through our Internet Website or other electronic means.

DISTRIBUTION OF ANNUITIES OFFERED BY PRUCO LIFE OF NEW JERSEY

Prudential Annuities Distributors, Inc. (PAD), a wholly-owned subsidiary of Prudential Annuities, Inc., is the distributor and principal underwriter of the annuities offered through this prospectus. PAD acts as the distributor of a number of annuity and life insurance products. PAD’s principal business address is One Corporate Drive, Shelton, Connecticut 06484. PAD is registered as a broker-dealer under the Securities Exchange Act of 1934 (Exchange Act), and is a member of the Financial Industry Regulatory Authority (FINRA). Each Annuity is offered on a continuous basis. PAD enters into distribution agreements with broker/dealers who are registered under the Exchange Act and with entities that may offer the Annuity but are exempt from registration (firms). Applications for the Annuity are solicited by registered representatives of those firms. In addition, PAD may offer the Annuity directly to potential purchasers.

Under the selling agreements, commissions are paid to firms on sales of the Annuity according to one or more schedules. The registered representative will receive all or a portion of the compensation, depending on the practice of his or her firm.

Commissions are generally based on a percentage of Purchase Payments made, up to a [to be filed by amendment]. Alternative compensation schedules are available that generally provide a lower initial commission plus ongoing quarterly compensation based on all or a portion of Account Value. We may also provide compensation to the distributing firm for providing ongoing service to you in relation to the Annuity. Commissions and other compensation paid in relation to the Annuity do not result in any additional charge to you or to the Separate Account. Compensation varies by Annuity product, and such differing compensation could be a factor in which Annuity a Financial Professional recommends to you.

In addition, in an effort to promote the sale of our products (which may include the placement of Pruco Life of New Jersey and/or the Annuity on a preferred or recommended company or product list and/or access to the firm’s registered representatives), we or PAD may enter into compensation arrangements with certain broker/dealers firms with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel and/or marketing and/or administrative services and/or other services they provide to us or our affiliates. These services may include, but are not limited to: educating customers of the firm on the Annuity’s features; conducting due diligence and analysis; providing office access, operations and systems support; holding seminars intended to educate registered representatives and make them more knowledgeable about the Annuity; providing a dedicated marketing coordinator; providing priority sales desk support; and providing expedited marketing compliance approval and preferred programs to PAD. We or PAD also may compensate third-party vendors, for services that such vendors render to broker-dealer firms. To the extent permitted by the FINRA rules and other applicable laws and regulations, PAD may pay or allow other promotional incentives or payments in the forms of cash or non-cash compensation (e.g., gifts, occasional meals and entertainment, sponsorship of training and due diligence events). These arrangements may not be offered to all firms and the terms of such arrangements may differ between firms. In addition, we or our affiliates may provide such compensation, payments and/or incentives to firms arising out of the marketing, sale and/or servicing of variable annuities or life insurance offered by different Prudential business units.

The list below identifies three general types of payments that PAD pays which are broadly defined as follows:
•
Percentage Payments based upon “Assets under Management” or “AUM”: This type of payment is a percentage payment that is based upon the total assets, subject to certain criteria in certain Pruco Life of New Jersey products.

•
Percentage Payments based upon sales: This type of payment is a percentage payment that is based upon the total amount of money received as Purchase Payments under Pruco Life of New Jersey annuity products sold through the firm (or its affiliated broker-dealers).

•	Fixed Payments: These types of payments are made directly to or in sponsorship of the firm (or its affiliated broker-dealers).

Examples of arrangements under which such payments may be made currently include, but are not limited to: sponsorships, conferences (national, regional and top producer), speaker fees, promotional items and reimbursements to firms for marketing activities or services paid by the firms and/or their registered representatives. The amount of these payments varies widely because some payments may encompass only a single event, such as a conference, and others have a much broader scope. In addition, we may make payments periodically during the relationship for systems, operational and other support.

The list below includes the names of the firms (or their affiliated broker/dealers) that we are aware (as of December 31, 20--) received payment with respect to our annuity business generally during 20-- (or as to which a payment amount was accrued during 20--). The firms listed below include those receiving payments in connection with marketing of products issued by Pruco Life Insurance Company and Pruco Life Insurance Company of New Jersey. Your registered representative can provide you with more information about the compensation arrangements that apply upon request. During 20--, the least amount paid, and greatest amount paid, were $[to be filed by amendment] and $[to be filed by amendment], respectively.

Name of Firm:

[To be filed by amendment.]

You should note that firms and individual registered representatives and branch managers with some firms participating in one of these compensation arrangements might receive greater compensation for selling the Annuity than for selling a different annuity that is not eligible for these compensation arrangements. While compensation is generally taken into account as an expense in considering the charges applicable to a contract product, any such compensation will be paid by us or PAD and will not result in any additional charge to you. Your registered representative can provide you with more information about the compensation arrangements that apply upon request.

This Annuity is sold through firms that are unaffiliated with us, and also is sold through an affiliated firm called Pruco Securities, LLC.  Pruco Securities, LLC is an indirect wholly-owned subsidiary of Prudential Financial that sells variable annuities and variable life insurance (among other products) through its registered representatives. Pruco Securities, LLC also serves as principal underwriter of certain variable life insurance contracts issued by subsidiary insurers of Prudential Financial.

FINANCIAL STATEMENTS

The financial statements of the Separate Account and Pruco Life of New Jersey are included in the Statement of Additional Information.

INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL PROCEEDINGS

We are subject to legal and regulatory actions in the ordinary course of our business. Our pending legal and regulatory actions may include proceedings specific to us and proceedings generally applicable to business practices in the industry in which we operate. We are subject to class action lawsuits and individual lawsuits involving a variety of issues, including sales practices, underwriting practices, claims payment and procedures, additional premium charges for premiums paid on a periodic basis, denial or delay of benefits, return of premiums or excessive premium charges and breaching fiduciary duties to customers. We are subject to litigation involving commercial disputes with counterparties or partners and class action lawsuits and other litigation alleging, among other things, that we made improper or inadequate disclosures in connection with the sale of assets and annuity and investment products or charged excessive or impermissible fees on these products, recommended unsuitable products to customers, mishandled customer accounts or breached fiduciary duties to customers. We may be a defendant in, or be contractually responsible to third parties for, class action lawsuits and individual litigation arising from our operations, including claims for breach of contract. We are also subject to litigation arising out of our general business activities, such as our investments, contracts, leases and labor and employment relationships, including claims of discrimination and harassment and could be exposed to claims or litigation concerning certain business or process patents. Regulatory authorities from time to time make inquiries and conduct investigations and examinations relating particularly to us and our products. In addition, we, along with other participants in the businesses in which we engage, may be subject from time to time to investigations, examinations and inquiries, in some cases industry-wide, concerning issues or matters upon which such regulators have determined to focus. In some of our pending legal and regulatory actions, parties may seek large and/or indeterminate amounts, including punitive or exemplary damages. The outcome of a litigation or regulatory matter, and the amount or range of potential loss at any particular time, is often inherently uncertain.

In July 2010, Pruco Life of New Jersey, along with other life insurance industry participants, received a formal request for information from the State of New York Attorney General’s Office in connection with its investigation into industry practices relating to the use of retained asset accounts. In August 2010, Pruco Life of New Jersey received a similar request for information from the State of Connecticut Attorney General’s Office. Pruco Life of New Jersey is cooperating with these investigations. Pruco Life of New Jersey has also been contacted by state insurance regulators and other governmental entities, including the U.S. Department of Veterans Affairs and Congressional committees regarding retained asset accounts. These matters may result in additional investigations, information requests, claims, hearings, litigation, adverse publicity and potential changes to business practices.

In January 2012, a qui tam action on behalf of the State of Illinois, Total Asset Recovery Services v. Met Life Inc, et al., Prudential Financial, Inc., The Prudential Insurance Company of America, and Prudential Holdings, LLC, filed in the Circuit Court of Cook County, Illinois, was served on Pruco Life of New Jersey. The complaint alleges that Pruco Life of New Jersey failed to escheat life insurance proceeds to the State of Illinois in violation of the Illinois False Claims Whistleblower Reward and Protection Act and seeks injunctive relief, compensatory damages, civil penalties, treble damages, prejudgment interest, attorneys’ fees and costs. In March 2012, a qui tam action on behalf of the State of Minnesota, Total Asset Recovery v. MetLife Inc., et al., Prudential Financial Inc., The Prudential Insurance Company of America and Prudential Holdings, Inc., filed in the Fourth Judicial District, Hennepin County, in the State of Minnesota was served on Pruco Life of New Jersey. The complaint alleges that Pruco Life of New Jersey failed to escheat life insurance proceeds to the State of Minnesota in violation of the Minnesota False Claims Act and seeks injunctive relief, compensatory damages, civil penalties, treble damages, prejudgment interest, attorneys’ fees and costs.

In January 2012, a Global Resolution Agreement entered into by Pruco Life of New Jersey and a third party auditor became effective upon its acceptance by the unclaimed property departments of 20 states and jurisdictions. Under the terms of the Global Resolution Agreement, the third party auditor acting on behalf of the signatory states will compare expanded matching criteria to the Social Security Master Death File (“SSMDF”) to identify deceased insureds and contract holders where a valid claim has not been made. In February 2012, a Regulatory Settlement Agreement entered into by Pruco Life of New Jersey to resolve a multi-state market conduct examination regarding its adherence to state claim settlement practices became effective upon its acceptance by the insurance departments of 20 states and jurisdictions. The Regulatory Settlement Agreement applies prospectively and requires Pruco Life of New Jersey to adopt and implement additional procedures comparing its records to the SSMDF to identify unclaimed death benefits and prescribes procedures for identifying and locating beneficiaries once deaths are identified. Other jurisdictions that are not signatories to the Regulatory Settlement Agreement are considering proposals that would apply prospectively and require life insurance companies to take additional steps to identify unreported deceased policy and contract holders. These prospective changes and any escheatable property identified as a result of the audits and inquiries could result in: (1) additional payments of previously unclaimed death benefits; (2) the payment of abandoned funds to U.S. jurisdictions; and (3) changes in Pruco Life of New Jersey’s practices and procedures for the identification of escheatable funds and beneficiaries, which would impact claim payments and reserves, among other consequences.

Pruco Life of New Jersey is one of several companies subpoenaed by the New York Attorney General regarding its unclaimed property procedures. Additionally, the New York Department of Insurance (“NYDOI”) has requested that 172 life insurers (including Pruco Life of New Jersey) provide data to the NYDOI regarding use of the SSMDF. The New York Office of Unclaimed Funds recently notified Pruco Life of New Jersey that it intends to conduct an audit of Pruco Life of New Jersey’s compliance with New York’s unclaimed property laws. The Minnesota Attorney General has also requested information regarding Pruco Life of New Jersey’s use of the SSMDF and its claim handling procedures and Pruco Life of New Jersey is one of several companies subpoenaed by the Minnesota Department of Commerce, Insurance Division. In February 2012, the Massachusetts Office of the Attorney General requested information regarding Pruco Life of New Jersey’s unclaimed property procedures.

Pruco Life of New Jersey’s litigation and regulatory matters are subject to many uncertainties, and given their complexity and scope, their outcome cannot be predicted. It is possible that Pruco Life of New Jersey’s results of operations or cash flow in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters depending, in part, upon the results of operations or cash flow for such period. In light of the unpredictability of Pruco Life of New Jersey’s litigation and regulatory matters, it is also possible that in certain cases an ultimate unfavorable resolution of one or more pending litigation or regulatory matters could have a material adverse effect on Pruco Life of New Jersey’s financial position. Management believes, however, that, based on information currently known to it, the ultimate outcome of all pending litigation and regulatory matters, after consideration of applicable reserves and rights to indemnification, is not likely to have a material adverse effect on Pruco Life of New Jersey’s financial position.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The following are the contents of the Statement of Additional Information:
•	Company
•	Experts
•	Principal Underwriter
•	Payments Made to Promote Sale of Our Products
•	Determination of Accumulation Unit Values
•	Financial Statements

HOW TO CONTACT US

You can contact us by:
•	calling our Customer Service Team at 1-888-PRU-2888 during our normal business hours,
•
writing to us via regular mail at Prudential Annuity Service Center, P.O. Box 7960, Philadelphia, PA 19176. NOTE: Failure to send mail to the proper address may result in a delay in our receiving and processing your request.

•	writing to us via overnight mail, certified, or registered mail delivery at the Prudential Annuity Service Center, 2101 Welsh Road, Dresher, PA 19025.
•	accessing information about your Annuity through our Internet Website at www.prudentialannuities.com.

You can obtain account information by calling our automated response system and at www.prudentialannuities.com, our Internet Website. Our Customer Service representatives are also available during business hours to provide you with information about your account. You can request certain transactions through our telephone voice response system, our Internet Website or through a customer service representative. You can provide authorization for a third party, including your attorney-in-fact acting pursuant to a power of attorney, to access your account information and perform certain transactions on your account. You will need to complete a form provided by us which identifies those transactions that you wish to authorize via telephonic and electronic means and whether you wish to authorize a third party to perform any such transactions. Please note that unless you tell us otherwise, we deem that all transactions that are directed by your Financial Professional with respect to your Annuity have been authorized by you. We require that you or your representative provide proper identification before performing transactions over the telephone or through our Internet Website. This may include a Personal Identification Number (PIN) that will be provided to you upon issue of your Annuity or you may establish or change your PIN by calling our automated response system and at www.prudentialannuities.com, our Internet Website. Any third party that you authorize to perform financial transactions on your account will be assigned a PIN for your account.

Transactions requested via telephone are recorded. To the extent permitted by law, we will not be responsible for any claims, loss, liability or expense in connection with a transaction requested by telephone or other electronic means if we acted on such transaction instructions after following reasonable procedures to identify those persons authorized to perform transactions on your Annuity using verification methods which may include a request for your Social Security number, PIN or other form of electronic identification. We may be liable for losses due to unauthorized or fraudulent instructions if we did not follow such procedures.

Pruco Life of New Jersey does not guarantee access to telephonic, facsimile, Internet or any other electronic information or that we will be able to accept transaction instructions via such means at all times. Nor, due to circumstances beyond our control, can we provide any assurances as to the delivery of transaction instructions submitted to us by regular and/or express mail. Regular and/or express mail (if operational) will be the only means by which we will accept transaction instructions when telephonic, facsimile, Internet or any other electronic means are unavailable or delayed. Pruco Life of New Jersey reserves the right to limit, restrict or terminate telephonic, facsimile, Internet or any other electronic transaction privileges at any time.

APPENDIX A – ACCUMULATION UNIT VALUES

Because the Annuity is new, no historical Unit Values are depicted here.  However, such historical Unit Values will be set forth in subsequent amendments to this prospectus.

APPENDIX B - DEFINED INCOME BENEFIT CALCULATIONS

[To be filed by Amendment.]

PART B
STATEMENT OF ADDITIONAL INFORMATION

_________, 20__

PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT VARIABLE

ANNUITY CONTRACTS

The Prudential Defined Income Variable Annuity contracts (the "Annuities" or the "Annuity") are individual variable annuity contracts issued by Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey"), a stock life insurance company that is an indirect wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential") and is funded through the Pruco Life of New Jersey Flexible Premium Variable Annuity Account (the "Account"). The Annuity is purchased by making an initial purchase payment of $25,000 or more. Subject to certain restrictions, you can make additional purchase payments by means other than electronic fund transfer of not less than $100 at any time during the accumulation phase. However, we impose a minimum of $50 with respect to additional purchase payments made through electronic fund transfers.

This Statement of Additional Information is not a prospectus and should be read in conjunction with the Prudential Defined Income Variable Annuity prospectus dated _________, 20__. To obtain a copy of the prospectus, without charge, you can write to the Prudential Annuity Service Center, P.O. Box 7960, Philadelphia, Pennsylvania 19176, or contact us by telephone at (888) PRU-2888.

TABLE OF CONTENTS

                                                                                                                  Page
                                                                                                                   ----

Company                                                                                                    2

Experts                                                                                                        2

Principal Underwriter                                                                                2

Payments Made to Promote Sale of Our Products                               2

Determination of Accumulation Unit Values                                        3

Separate Account Financial Information                                            A1

Company Financial Information                                                           B1

                                                                             Prudential Annuity Service Center
 Pruco Life Insurance Company of New Jersey         P.O. Box 7960
    213 Washington Street                                     Philadelphia, PA 19176
    Newark, NJ 07102-2992                                Telephone: (888) PRU 2888

COMPANY

Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey") is a stock life insurance company organized in 1982 under the laws of the State of New Jersey. Pruco Life of New Jersey is licensed to sell life insurance and annuities in the states of New Jersey and New York.

Pruco Life of New Jersey is a wholly-owned subsidiary of Pruco Life Insurance Company, which is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"), a stock life insurance company founded in 1875 under the laws of the State of New Jersey. Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential Financial"), a New Jersey insurance holding company.

EXPERTS

[To be filed in Pre-Effective Amendment]
PRINCIPAL UNDERWRITER

Prudential Annuities Distributors, Inc. ("PAD"), an indirect wholly-owned subsidiary of Prudential Financial, offers each Annuity on a continuous basis in those states in which annuities may be lawfully sold. It may offer the Annuities through licensed insurance producers, or through appropriately registered affiliates of Prudential, provided clearances to do so are obtained in any jurisdiction where such clearances may be necessary.

With respect to all individual annuities issued by Pruco Life of New Jersey, PAD received commissions of $97,819,083, $73,455,927, and $22,773,368, in 2011, 2010, and 2009, respectively. PAD retained none of those commissions.

As discussed in the prospectus, Pruco Life of New Jersey pays commissions to broker/dealers that sell the Annuities according to one or more schedules, and also may pay non-cash compensation. In addition, Pruco Life of New Jersey may pay trail commissions to selling firms to pay its registered representatives who maintain an ongoing relationship with an annuity owner. Typically, a trail commission is compensation that is paid periodically, the amount of which is linked to the value of the Annuities and the amount of time that the Annuity has been in effect.

PAYMENTS MADE TO PROMOTE SALE OF OUR PRODUCTS

In an effort to promote the sale of our products (which may include the placement of Pruco Life of New Jersey and/or each Annuity on a preferred or recommended company or product list and/or access to the firm's registered representatives), we and/or PAD may enter into marketing service agreements with certain broker/dealer firms with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel and/or marketing, administrative services and/or other services they provide. These services may include, but are not limited to: educating customers of the firm on each Annuity's features; conducting due diligence and analysis, providing office access, operations and systems support; holding seminars intended to educate the firm's registered representatives and make them more knowledgeable about the annuity; providing a dedicated marketing coordinator; providing priority sales desk support; and providing expedited marketing compliance approval. We and/or PAD also may compensate third-party vendors, for services that such vendors render to broker-dealer firms. To the extent permitted by FINRA rules and other applicable laws and regulations, PAD may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation. These arrangements may not be offered to all firms and the terms of such arrangements may differ between firms.

The list below identifies three general types of payments that PAD pays which are broadly defined as follows:

•
Percentage Payments based upon "Assets under Management" or "AUM": This type of payment is a percentage payment that is based upon the total amount held in all Pruco Life of New Jersey products that were sold through the firm (or its affiliated broker/dealers).

•
Percentage Payments based upon sales: This type of payment is a percentage payment that is based upon the total amount of money received as purchase payments under Pruco Life of New Jersey annuity products sold through the firm (or its affiliated broker/dealers).

•
Fixed payments: These types of payments are made directly to or in sponsorship of the firm (or its affiliated broker/dealers). Examples of arrangements under which such payments may be made currently include, but are not limited to: sponsorships, conferences (national, regional and top producer), speaker fees, promotional items, and reimbursements to firms for marketing activities or services paid by the firms and/or their individual representatives. The amount of these payments varies widely because some payments may encompass only a single event, such as a conference, and others have a much broader scope. In addition, we may make payments upon the initiation of a relationship for systems, operational and other support.

The list in the prospectus includes the names of the firms (or their affiliated broker/dealers) that we are aware (as of December 31, ____) received payment with respect to annuity business during ____ (or as to which a payment amount was accrued during ____). The firms listed include payments in connection with products issued by Pruco Life Insurance Company and Pruco Life Insurance Company of New Jersey. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the contract. During ____, the least amount paid, and greatest amount paid, were $_____ and $_________ respectively.

DETERMINATION OF ACCUMULATION UNIT VALUES

The value for each accumulation unit (which we refer to as the “Unit Price”) is computed as of the end of each Valuation Day applicable.  On any given Valuation Day, the value of a Unit in each Sub-account will be determined by multiplying the value of a Unit of that Sub-account for the preceding Valuation Day by the net investment factor for the Sub-account for the current Valuation Day. The Unit Price for a Valuation Period applies to each day in the period. The net investment factor is an index that measures the investment performance of, and charges assessed against, a Sub-account from one Valuation Period to the next. The net investment factor for a Valuation Period is: (a) divided by (b), less (c) where:

(a)	is the net result of:
(1)
the net asset value per share of the underlying Portfolio shares held by that Sub-account at the end of the current Valuation Period plus the per share amount of any dividend or capital gain distribution declared and unpaid (accrued) by the Portfolio at the end of the current Valuation Period; plus or minus

(2)	any per share charge or credit during the current Valuation Period as a provision for taxes attributable to the operation or maintenance of that Sub-account.

(b)	is the net result of:
(1)
the net asset value per share of the underlying Portfolio shares held by that Sub-account at the end of the preceding Valuation Period plus the per share amount of any dividend or capital gain distribution declared and unpaid (accrued) by the underlying Portfolio at the end of the preceding Valuation Period; plus or minus

(2)	any per share charge or credit during the preceding Valuation Period as a provision for taxes attributable to the operation or maintenance of that Sub-account.

(c)
is the Insurance Charge and any applicable charge assessed against a Sub-account for any Rider attached to this Annuity corresponding to the portion of the 365 day year (366 for a leap year) that is in the current Valuation Period.

We value the assets in each Sub-account at their fair market value in accordance with accepted accounting practices and applicable laws and regulations. The net investment factor may be greater than, equal to, or less than one.  Because this Annuity is new, we include no historical unit values here.

PART C
OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(a) FINANCIAL STATEMENTS

(1) Financial Statements of the subaccounts of Pruco Life of New Jersey Flexible Premium Variable Annuity Account (Registrant).  (To be filed by amendment.)

(2) Financial Statements of Pruco Life Insurance Company of New Jersey (Depositor).  (To be filed by amendment.)

(b) Exhibits:

(1) Resolution of the Board of Directors of Pruco Life Insurance Company of New Jersey establishing the Pruco Life of New Jersey Flexible Premium Variable Annuity Account (Note 2)

(2) Agreements for custody of securities and similar investments--Not Applicable.

(3) (a) Distribution and Underwriting Agreement by and among Pruco Life Insurance Company of New Jersey (Depositor) and Prudential Annuities Distributors, Inc. "PAD" (Underwriter). (Note 3)

(b) (1) Form of Affiliated Insurer Amendment to Selling Agreement. (Note 6)

(b) (2) List of Broker Dealers selling under Original Selling Agreement. (Note 8)

(b) (3)  List of Broker Dealers that executed Amendment to Selling Agreement.  (Note 8)

 (4) Variable Annuity Contract.  (To be filed by amendment)

(4)(a) Rate Sheet.  (To be filed by amendment)

(5)  Application for Variable Annuity Contract.  (To be filed by amendment)

 (6) (a) Articles of Incorporation of Pruco Life of New Jersey Insurance Company, as amended. (Note 4)

(b) By-laws of Pruco Life Insurance Company of New Jersey. (Note 5)

(7) Copy of reinsurance contract in connection with Variable Annuity Contracts

- Not applicable

(8) Other material contracts performed in whole or in part after the date the registration statement is filed:

(a) Copy of AST Fund Participation Agreement. (Note 6)

 (b) Shareholder Information Agreement (Sample Rule 22C-2). (Note 7)

(9) Opinion of Counsel. (To be filed by amendment)

(10) Written Consent of Independent Registered Public Accounting Firm.  (To be filed by amendment)

(11) All financial statements omitted from Item 23, Financial Statements--Not Applicable.

(12) Agreements in consideration for providing initial capital between or among Registrant, Depositor, Underwriter, or initial Contract owners--Not Applicable.

(13) Powers of Attorney:-

(a)  James J. Avery, Jr. (Note 1)

(b)  Thomas J. Diemer (Note 1)

(c)  Robert M. Falzon (Note 1)

(d)  Yanela C. Frias (Note 1)

(e)  Bernard J. Jacob (Note 1)

(f)  Robert F. O’Donnell (Note 1)

 (Note 1) Filed Herewith.

 (Note 2) Incorporated by reference to Form N-4, Registration No. 333-18117, filed December 18, 1996 on behalf of the Pruco Life of New Jersey Flexible Premium Variable Annuity Account.

(Note 3) Incorporated by reference to Post-Effective Amendment No. 9, Form N-4, Registration No. 333-131035, filed December 18, 2007 on behalf of Pruco Life of New Jersey Flexible Premium Variable Annuity Account.

(Note 4) Incorporated by reference to Form S-6, Registration No. 002-89780, filed April 28,1997 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.

(Note 5) Incorporated by reference to Form S-6, Registration No. 333-85117 filed August 13, 1999 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.

(Note 6) Incorporated by reference to Pre-Effective Amendment No. 1 to Registration No. 333-162678, filed February 3, 2010 on behalf of Pruco Life of New Jersey Flexible Premium Variable Annuity Account.

(Note 7) Incorporated by reference to Post-Effective Amendment No. 3, Form N-4, Registration No. 333-131035, filed April 19, 2007 on behalf of Pruco Life of New Jersey Flexible Premium Variable Annuity Account.

(Note 8) Incorporated by reference to Post-Effective Amendment No. 1 to Registration No. 333-162678, filed April 19, 2010 on behalf of Pruco Life of New Jersey Flexible Premium Variable Annuity Account.

Item 25. Directors and Officers of the Depositor (engaged directly or indirectly in Registrant's variable annuity business):

Name and Principal Business Address     Position and Offices with Depositor
-----------------------------------                          -----------------------------------
James J. Avery, Jr.                                                Director
213 Washington Street
Newark, New Jersey 07102-2992

Thomas J. Diemer                                                 Vice President, Director,
213 Washington Street                                        Chief Accounting Officer, and
Newark, New Jersey J 07102-2992                      Chief Financial Officer

Joseph D. Emanuel                                               Vice President, Chief Legal Officer,
One Corporate Drive                                             and Secretary
Shelton, Connecticut 06484-6208

Robert M. Falzon                                                  Director and Treasurer
213 Washington Street
Newark, New Jersey J 07102-2992

Yanela C. Frias                                                      Director
213 Washington Street
Newark, New Jersey J 07102-2917

Sarah J. Hamid                                                     Senior Vice President, Chief Actuary,
213 Washington Street                                      and Appointed Actuary
Newark, New Jersey 07102-2992

Bernard J. Jacob                                                 Director
213 Washington Street
Newark, New Jersey 07102-2992

James M. O'Connor                                           Senior Vice President and Actuary
200 Wood Avenue South
Iselin, New Jersey 08830-2706

Robert F. O'Donnell                                           Director, Chief Executive Officer,
One Corporate Drive                                         and President
Shelton, Connecticut 06484-6208

Kent D. Sluyter                                                  Senior Vice President
213 Washington Street
Newark, New Jersey 07102-2992

Item 26. Persons Controlled by or under Common Control with the Depositor or Registrant

The Registrant separate account may be deemed to be under common control (or where indicated, identical to) the following registered separate accounts that are sponsored either by the depositor or an insurer that is an affiliate of the depositor: The Prudential Discovery Premier Group Variable Contract Account, The Prudential Variable Appreciable Account, The Prudential Individual Variable Contract Account, The Prudential Variable Contract Account GI-2, The Prudential Qualified Individual Variable Contract Account, The Prudential Variable Contract Account-24, The Prudential Discovery Select Group Variable Annuity Contract Account (separate accounts of Prudential); the Pruco Life PRUvider Variable Appreciable Account; the Pruco Life Variable Universal Account, the Pruco Life Variable Insurance Account, the Pruco Life Variable Appreciable Account, the Pruco Life Single Premium Variable Life Account, the Pruco Life Single Premium Variable Annuity Account; the Pruco Life of New Jersey Variable Insurance Account, the Pruco Life of New Jersey Variable Appreciable Account, the Pruco Life of New Jersey Single Premium Variable Life Account, and the Pruco Life of New Jersey Single Premium Variable Annuity Account. Pruco Life, a life insurance company organized under the laws of Arizona, is a direct wholly-owned subsidiary of The Prudential Insurance Company of America and an indirect wholly-owned subsidiary of Prudential Financial, Inc. Pruco Life of New Jersey, a life insurance company organized under the laws of New Jersey, is a direct wholly-owned subsidiary of Pruco Life, and an indirect wholly-owned subsidiary of Prudential Financial, Inc.

The subsidiaries of Prudential Financial Inc. ("PFI") are listed in the Exhibits to the Annual Report on Form 10-K of PFI (Registration No. 001-16707), filed on February 24, 2012, the text of which is hereby incorporated by reference. In addition to those subsidiaries, Prudential holds all of the voting securities of Prudential's Gibraltar Fund, Inc., a Maryland corporation, in three of its separate accounts. Prudential's Gibraltar Fund, Inc. is registered as an open-end, diversified, management investment company under the Investment Company Act of 1940 (the "Act"). The separate accounts listed above are registered as unit investment trusts under the Act. Registrant may also be deemed to be under common control with The Prudential Variable Contract Account-2, The Prudential Variable Contract Account-10, and The Prudential Variable Account Contract Account-11, (separate accounts of The Prudential Insurance Company of America which are registered as open-end, diversified management investment companies).

Item 27. Number of Contract Owners

As of this date, the Registrant has not commenced sales of the contracts under this Registration Statement.  Therefore, there are no contract owners of contracts offered by the Registrant under this Registration Statement.

Item 28. Indemnification

The Registrant, in conjunction with certain of its affiliates, maintains insurance on behalf of any person who is or was a trustee, director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as a trustee, director, officer, employee or agent of such other affiliated trust or corporation, against any liability asserted against and incurred by him or her arising out of his or her position with such trust or corporation.

New Jersey, being the state of organization of Pruco Life Insurance Company of New Jersey ("PLNJ"), permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of New Jersey law permitting indemnification can be found in Section 14A:3-5 of the New Jersey Statutes Annotated. The text of PLNJ's By-law, Article V, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit 1A(6)(c) to Form S-6 filed August 13, 1999 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

(a) Prudential Annuities Distributors, Inc. (PAD)

PAD serves as principal underwriter for variable annuities issued by each of Pruco Life Insurance Company, Pruco Life Insurance Company of New Jersey, and Prudential Annuities Life Assurance Corporation. Each of those insurers is part of Prudential Annuities, a business unit of Prudential Financial, that primarily issues individual variable annuity contracts. The separate accounts of those insurance companies, through which the bulk of the variable annuities are issued, are the Pruco Life Flexible Premium Variable Annuity Account, the Pruco Life of New Jersey Flexible Premium Variable Annuity Account, and Prudential Annuities Life Assurance Corporation Variable Account B.

(b) Information concerning the directors and officers of PAD is set forth below:

                                                             POSITIONS AND OFFICES
NAME                                                  WITH UNDERWRITER
------------------------------                          ------------------------
 Timothy S. Cronin                                Senior Vice President
 One Corporate Drive
 Shelton, Connecticut
 06484-6208

 Thomas J. Diemer                                 Senior Vice President
 213 Washington Street                        and Director
 Newark, New Jersey 07102-2992

 Robert Falzon                                       Treasurer
 751 Broad Street
 Newark, New Jersey 07102-3714

 Bruce Ferris                                          Executive Vice
 One Corporate Drive                          President and Director
 Shelton, Connecticut
 06484-6208

 George M. Gannon                            President, Chief
 2101 Welsh Road                               Executive Officer,
 Dresher, Pennsylvania                     Chief Operations
 19025-5001                                          Officer and Director

 Jacob M. Herschler                           Senior Vice President
 One Corporate Drive                         and Director
 Shelton, Connecticut
 06484-6208

 Patricia L. Kelley                                Senior Vice President,
 One Corporate Drive                         Chief Compliance
 Shelton, Connecticut                        Officer and Director
 06484-6208

 Steven P. Marenakos                        Senior Vice President
 One Corporate Drive                         and Director
 Shelton, Connecticut
 06484-6208

 Yvonne Rocco                                    Senior Vice President
 213 Washington Street
 Newark, New Jersey 07102-2992

 Steven Weinreb                                  Chief Financial Officer
 213 Washington Street                       and Controller
 Newark, New Jersey 07102-2917

 William D. Wilcox                               Vice President,
 One Corporate Drive                          Secretary and Chief
 Shelton, Connecticut                          Legal Officer
 06484-6208

(c) Commissions received by PAD during 2011 with respect to all individual annuities issued by Pruco Life of New Jersey.

                                                                                                                Net Underwriting
                                                                                                                 Discounts and               Compensation on            Brokerage
Name of Principal Underwriter                                                              Commissions                 Redemption                 Commissions      Compensation
----------------------------------------                                                                ----------------                   ---------------                    -----------                 ------------
Prudential Annuities Distributors, Inc.*                                                $97,819,083                           $-0-                              $-0-                           $-0-

* PAD did not retain any of these commissions.

Item 30. Location of Accounts and Records

All accounts, books or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Registrant through The Prudential Insurance Company of America, at its offices in Shelton, Connecticut and Fort Washington, Pennsylvania.

Item 31. Management Services

Summary of any contract not discussed in Part A or Part B of the registration statement under which management-related services are provided to the Registrant--Not Applicable.

Item 32. Undertakings

(a) Registrant undertakes to file a post-effective amendment to this Registrant Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a statement of additional information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a statement of additional information.

(c) Registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form promptly upon written or oral request.

(d) Restrictions on withdrawal under Section 403(b) Contracts are imposed in reliance upon, and in compliance with, a no-action letter issued by the Chief of the Office of Insurance Products and Legal Compliance of the U.S. Securities and Exchange Commission to the American Council of Life Insurance on November 28, 1988.

(e) Pruco Life Insurance Company of New Jersey hereby represents that the fees and charges deducted under the contracts described in this Registration Statement are in the aggregate reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Pruco Life Insurance Company of New Jersey.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf in the City of Newark and State of New Jersey on this 22nd day of October, 2012.

PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

REGISTRANT

BY: PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

DEPOSITOR

/s/ Robert F. O'Donnell -------------------------------- Robert F. O'Donnell President and Chief Executive Officer

PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

DEPOSITOR

By: /s/ Robert F. O'Donnell -------------------------------- Robert F. O'Donnell President and Chief Executive Officer

SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

SIGNATURE                                            TITLE                                   DATE
---------                                                         -----                                         ----
 Robert F. O'Donnell*              Director, President and
 ------------------------                      Chief Executive Officer             October 22, 2012
 Robert F. O'Donnell

 Thomas J. Diemer*            Chief Financial Officer, Chief
 ------------------------                 Accounting Officer, Vice              October 22, 2012
 Thomas J. Diemer                  President and Director

 James J. Avery, Jr.*
 ------------------------                                Director                             October 22, 2012
James J. Avery, Jr.

 Robert M. Falzon*
 ------------------------                                Director                             October 22, 2012
 Robert M. Falzon

 Yanela C. Frias*
 ------------------------                               Director                               October 22, 2012
 Yanela C. Frias

 Bernard J. Jacob*
 ------------------------                              Director                                October 22, 2012
 Bernard J. Jacob

 By:  /s/Lynn K. Stone
      -------------------------
      Lynn K. Stone

* Executed by Lynn K. Stone on behalf of those indicated pursuant to Power of Attorney.

EXHIBITS

(13) (a)  Power of Attorney -  James J. Avery, Jr.

(13) (b)  Power of Attorney - Thomas J. Diemer

(13) (c)  Power of Attorney -  Robert M. Falzon

(13) (d)  Power of Attorney - Yanela C. Frias

(13) (e)  Power of Attorney - Bernard J. Jacob

(13) (f)  Power of Attorney - Robert F. O’Donnell